The information in this prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective. This preliminary prospectus supplement and accompanying prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-54610
Subject to completion, dated March 7, 2007

Preliminary prospectus supplement
(To Prospectus dated May 21, 2003)

$            % Senior Notes due 2012
$            % Senior Notes due 2017

We are offering $      aggregate principal amount of our     % Senior Notes due 2012 (the “2012 notes”) and $      aggregate principal amount of our     % Senior Notes due 2017 (the “2017 notes” and, together with the 2012 notes, the “notes”)

The 2012 notes will bear interest at a rate of     % per annum and the 2017 notes will bear interest at a rate of     % per annum. We will pay interest semi-annually on the notes on           and           of each year, beginning on          , 2007. Interest on the notes will accrue from March      , 2007. The 2012 notes will mature on March   , 2012, and the 2017 notes will mature on March   , 2017.

We may redeem the 2012 notes and the 2017 notes at any time at the make-whole premium set forth under the heading “Description of Notes — Optional Redemption” in this prospectus supplement. Upon the occurrence of a “change of control repurchase event,” we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase.

The notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness. The notes are not and will not be listed on any securities exchange.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Public offering	Underwriting	Proceeds, before
	prices(1)	discounts	expenses, to Intuit

Per 2012 note	%	%	%
Per 2017 note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from March , 2007.

The underwriters expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream, Luxembourg and the Euroclear System, on or about March   , 2007.

Joint Book-Running Managers

Citigroup	JPMorgan

Joint Lead Manager

Morgan Stanley

March   , 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, the document we use to offer debt securities from time to time is divided into two parts. The first part is this prospectus supplement, which describes the terms of the offering of debt securities and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides you with a general description of the securities we may offer. You should read both this prospectus supplement and the accompanying prospectus together with additional information described below under the heading “Where You Can Find More Information.”

The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any related free writing prospectus, or of any sale of our debt securities.

i

SUMMARY

The following summary contains basic information about us and about this offering. It does not contain all of the information that is important to an investment in our securities. Before you make an investment decision you should review this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety, including the risk factors, our financial statements and the related footnotes.

The Company

Intuit Inc. is a leading provider of business, financial management and tax solutions for small and mid-sized businesses; financial institutions, including banks and credit unions; consumers; and accounting professionals. Our flagship products and services, including QuickBooks, Quicken and TurboTax software, simplify small business management and payroll processing, personal finance, and tax preparation and filing. ProSeries and Lacerte are our leading tax preparation software suites for professional accountants. Our financial institutions division, anchored by Digital Insight, provides on-demand banking services to help banks and credit unions serve businesses and consumers with innovative solutions. Founded in 1983 and headquartered in Mountain View, California, we had revenue of $2.3 billion in fiscal 2006. At January 31, 2007, we had approximately 8,100 employees with offices in the United States, Canada, the United Kingdom and other locations.

Our strategy is to be in growth businesses, high profit businesses and attractive new markets with large unmet or underserved needs which we can solve well. Our core competency is customer-driven innovation that solves customer problems simply. We apply this approach to existing solutions by focusing on continuous improvement to satisfy customers during their entire experience with Intuit products and services. Our approach to new opportunities is to develop products and services designed to attract customers who do not use software products and offer solutions that have better value compared with higher priced alternatives.

As of January 31, 2007, we offered products and services in five business segments:

•	Our QuickBooks segment includes QuickBooks accounting and business management software and technical support as well as financial supplies for small businesses.

•	Our Payroll and Payments segment includes payroll products and services and merchant services such as credit and debit card processing for small businesses.

•	Our Consumer Tax segment includes our TurboTax consumer and small business tax return preparation products and services.

•	Our Professional Tax segment includes our Lacerte and ProSeries professional tax products and services.

•	Our Other Businesses segment includes our Quicken personal finance products and services, Intuit Real Estate Solutions, Intuit Distribution Management Solutions, and our businesses in Canada and the United Kingdom.

In February 2007, we completed the acquisition of Digital Insight Corporation, or Digital Insight. Together with our existing financial institutions group, which was part of our Other Businesses segment, the Digital Insight business will become a new segment beginning in the quarter ending April 30, 2007. This segment includes our on-demand banking solutions for banks and credit unions.

Our primary products and services are sold mainly in the United States. Total international net revenue was less than 5% of consolidated total net revenue for fiscal 2006, 2005 and 2004.

We have developed the majority of our products internally. Our core software products — QuickBooks, TurboTax, Lacerte, ProSeries and Quicken — tend to have fairly predictable, structured development cycles of about a year, with annual product releases. These businesses also develop new products whose development cycles are less predictable. Developing consumer and professional tax software presents unique challenges because of the demanding development cycle required to accurately incorporate tax law and tax form changes within a rigid timetable. The development timing for our other small business offerings varies with business needs and regulatory requirements and the length of the development cycle depends on the scope and complexity of each particular project.

We market our QuickBooks, TurboTax and Quicken desktop software at retail in the United States, primarily by selling directly and through distributors to office supply superstores, warehouse clubs, consumer electronics retailers, general mass merchandisers, e-commerce companies and catalogers. In Canada and other international markets, we also rely on distributors and other third parties, who sell products into the retail channel. We also sell our products through our web sites and call centers, third party distribution arrangements, and relationships with selected personal computer “original equipment manufacturers,” or OEMs, to customers purchasing new OEM systems.

Recent Developments

On February 6, 2007, we acquired Digital Insight, a leading provider of outsourced online banking applications and services to banks, credit unions and savings and loan associations. Pursuant to the terms of the definitive merger agreement relating to this acquisition, we paid a cash amount of $39.00 per share for each outstanding share of Digital Insight common stock, for an aggregate purchase price of approximately $1.35 billion, including the value of assumed vested Digital Insight stock options.

In connection with the Digital Insight acquisition, we entered into an unsecured 364-day bridge credit facility with affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., and borrowed the entire $1.0 billion available under the bridge credit facility to pay a portion of the purchase price for Digital Insight. We intend to use the net proceeds of this offering to repay our borrowings under the bridge credit facility. See “Use of Proceeds.” We have also received commitment letters from certain institutional lenders, including affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and certain other underwriters, for a five-year, $500 million unsecured revolving line of credit facility. The availability of the facility is subject to the negotiation of mutually acceptable documentation. Although we have no current plans to request any advances under this credit facility, we may use the proceeds of any future borrowing for general corporate purposes or for future acquisitions or expansion of our business.

Address and Telephone Number

Our principal executive offices are located at 2700 Coast Avenue, Mountain View, California, 94043, and our telephone number at that location is (650) 944-6000. Our website address is www.intuit.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement or the accompanying prospectus.

Summary Historical and Pro Forma Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Data” and the consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 and in our Annual Report on Form 10-K for the fiscal year ended July 31, 2006, and the consolidated financial statements of Digital Insight, and pro forma combined condensed financial statements, included or incorporated by reference in our Current Report on Form 8-K/A filed with the SEC on February 14, 2007, each of which is incorporated by reference in this prospectus supplement. The summary consolidated financial data as of and for the fiscal years ended July 31, 2004, 2005 and 2006 are derived from our audited financial statements incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended July 31, 2006. The summary pro forma combined financial data for the twelve months ended July 31, 2006 is derived from the pro forma financial information incorporated by reference in this prospectus supplement from our Current Report on Form 8-K/A filed with the SEC on February 14, 2007. The summary consolidated financial data as of and for the six months ended January 31, 2006 and January 31, 2007 are derived from our unaudited financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 and have been prepared on the same basis as our audited financial statements. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results to be expected for the entire fiscal year.

				Twelve Months
				Ended July 31,
	Fiscal Year Ended July 31,			2006	Six Months Ended January 31,
	2004	2005	2006	Pro Forma	2006	2007
	Intuit	Intuit	Intuit	Combined(1)	Intuit	Intuit
	(In thousands)

Consolidated Statement of Operations Data:
Net revenue:
Product	$1,179,101	$1,242,693	$1,351,636	$1,354,008	$739,533	$761,959
Services and other	623,123	795,010	990,667	1,216,034	307,242	363,419

Total net revenue	1,802,224	2,037,703	2,342,303	2,570,042	1,046,775	1,125,378
Costs and expenses:
Cost of product revenue	170,769	164,551	176,188	176,188	104,170	105,596
Cost of service and other revenue	182,262	208,102	250,001	343,698	122,641	138,665
Amortization of purchased intangible assets	10,186	10,251	9,902	55,102	5,712	4,891
Selling and marketing	541,387	583,408	664,056	704,585	344,333	376,538
Research and development	276,049	305,241	398,983	419,725	197,364	235,688
General and administrative	178,653	225,507	270,292	291,392	128,892	145,994
Acquisition-related charges	23,435	16,545	13,337	46,050	7,312	5,176

Total costs and expenses	1,382,741	1,513,605	1,782,759	2,036,740	910,424	1,012,548

Operating income from continuing operations	419,483	524,098	559,544	533,302	136,351	112,830
Interest expense	—	—	—	(57,700)	—	—
Interest and other income	30,400	26,636	43,038	37,209	11,870	21,336
Gains on marketable equity securities and other investments, net	1,729	5,225	7,629	7,629	7,294	1,221

Income from continuing operations before income taxes	451,612	555,959	610,211	520,440	155,515	135,387
Income tax provision	128,290	181,074	232,090	200,473	57,635	48,405
Minority interest, net of tax	—	(98)	691	691	244	550

Net income from continuing operations	323,322	374,983	377,430	$319,276	97,636	86,432

Net income (loss) from discontinued operations(2)	(6,292)	6,644	39,533		39,533	—

Net income	$317,030	$381,627	$416,963		$137,169	$86,432

(1)	The pro forma combined information for the twelve months ended July 31, 2006 reflects all pro forma adjustments described in our unaudited pro forma combined condensed statement of operations and related notes that was filed as Exhibit 99.03 to our Current Report on Form 8-K/A on February 14, 2007.

(2)	In December 2005, we sold our Intuit Information Technology Solutions, or ITS, business for approximately $200 million in cash. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” we accounted for the sale of ITS as discontinued operations. Consequently, we have segregated the operating results of this business from continuing operations in our financial statements for all periods prior to the sale.

	As of	As of
	July 31, 2006	January 31, 2007
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$1,197,200	$1,135,556
Working capital	801,056	833,000
Total assets	2,770,027	3,033,999
Other current liabilities	89,291	189,328
Long-term obligations	15,399	18,378
Total stockholders’ equity	1,738,086	1,823,649

Ratio of Earnings to Fixed Charges

The following table contains our ratio of earnings to fixed charges for the periods indicated.

Fiscal Year Ended July 31,									Six Months Ended
2002	2003		2004		2005		2006		January 31, 2007

13.27x	68.02	x	83.17	x	124.24	x	110.02	x	44.19x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent pre-tax earnings from continuing operations, before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investments, plus fixed charges. “Fixed charges” represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

The Offering

Issuer	Intuit Inc.

Securities Offered	$ million aggregate principal amount of % Senior Notes due 2012 (the “2012 notes”) and $ million aggregate principal amount of % Senior Notes due 2017 (the “2017 notes”).

Maturity	The 2012 notes will mature on March , 2012 and the 2017 notes will mature on March , 2017, in each case unless earlier redeemed or repurchased.

Interest Rate	The 2012 notes will bear interest from March , 2007 at the rate of % per annum and the 2017 notes will bear interest from March , 2007 at the rate of % per annum.

Interest Payment Dates	and of each year, beginning , 2007.

Ranking of Notes	The notes are unsecured and will rank equally in right of payment with all of our other existing and future senior unsecured indebtedness.

The notes will effectively rank junior to all secured indebtedness of Intuit to the extent of the assets securing such indebtedness, and to all liabilities of its subsidiaries. As of January 31, 2007, Intuit did not have any outstanding secured indebtedness and Intuit subsidiaries had approximately $477.7 million of outstanding liabilities, including trade payables but excluding intercompany liabilities and deferred revenue.

Claims of creditors of Intuit’s subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of Intuit’s creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of Intuit’s subsidiaries.

Sinking Fund	None.

Optional Redemption	We may redeem the notes of either series, in whole or in part, at any time at redemption prices determined as set forth under the heading “Description of Notes — Optional Redemption.”

Change of Control Repurchase Event	Upon the occurrence of a “change of control repurchase event,” as defined under “Description of Notes — Purchase of Notes upon a Change of Control Repurchase Event,” we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Certain Covenants	The indenture governing the notes contains covenants limiting our ability and our subsidiaries’ ability to:

• create certain liens;

• enter into sale and leaseback transactions; and

• consolidate or merge with, or convey, transfer or lease all or substantially all our assets to, another person.

However, each of these covenants is subject to a number of significant exceptions. You should read “Description of Notes — Covenants” for a description of these covenants.

Form and Denominations	We will issue the notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC.

You will hold beneficial interests in the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, we will not issue certificated notes.

Further Issuances	We may create and issue additional notes ranking equally with the notes of each series initially offered in this offering and otherwise similar in all respects (other than the issue date and public offering price or the first payment of interest following the issue date of such further notes). These additional notes would be consolidated and form a single series with the notes of the relevant series.

Use of Proceeds	We intend to use the net proceeds of this offering to repay outstanding short-term indebtedness that we incurred to pay a portion of the purchase price of our acquisition of Digital Insight.

Absence of Public Market for the Notes	The notes are a new issue of securities and there is currently no established trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice.

Governing Law	New York

RISK FACTORS

Investing in the notes involves risk. In deciding whether to invest in the notes, you should carefully consider the risks described below in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our business, results of operations and financial condition may be materially adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business.

Risks Related to Our Business and Industry

We face intense competitive pressures in all of our businesses that may negatively impact our revenue, profitability and market position.

We have formidable competitors, and we expect competition to remain intense during fiscal 2007 and beyond. The number, resources and sophistication of the companies with whom we compete have increased as we continue to expand our product and service offerings. Our competitors may introduce new and improved products and services, bundle new offerings with market-leading products, reduce prices, gain better access to distribution channels, advertise aggressively or beat us to market with new products and services. We also face growing competition from providers of free online accounting, bookkeeping, tax, banking and other business-related services. Any of these competitive actions taken over any prolonged period could diminish our revenue and profitability and could affect our ability to keep existing customers and acquire new customers. Some additional competitive factors that may impact our businesses are discussed below.

QuickBooks and Payroll and Payments.  Losing existing or potential QuickBooks customers to competitors causes us to lose potential software revenue and also limits our opportunities to sell related products and services such as our financial supplies, small business payroll and merchant services offerings. Many competitors provide accounting and business management products and services to small businesses. For example, Microsoft Corporation currently offers Microsoft Office Small Business Accounting and offers, in partnership with third parties, several other competitive products and services, including a payroll solution for small businesses, credit and debit card processing services, and business checks, forms envelopes and related printed products. We expect that competition from Microsoft as well as new or currently unidentified competitors will intensify over time with these and future offerings that directly compete with QuickBooks and our other offerings. Although we have successfully competed with Microsoft in the past, Microsoft’s small business product and service offerings may still have a significant negative impact on our future revenue and profitability.

Our principal competitors in the small business payroll services business benefit from greater economies of scale due to their substantial size, which may result in pricing pressure for our offerings. The growth of electronic banking and other electronic payment systems is decreasing the demand for checks and consequently causing pricing pressure for our financial supplies business as competitors aggressively compete for share of this shrinking market.

Several of our products also compete with web-based electronic banking, finance tracking and management tools that are becoming increasingly available at no cost to consumers. If we are unable to provide products with features and services that compete effectively with these free offerings, our revenue and profitability may suffer.

Consumer Tax.  Our consumer tax business faces significant competition from both the public and private sector. In the public sector we face the risk of federal and state taxing authorities developing or contracting to provide software or other systems to facilitate tax return preparation and electronic filing at no charge to taxpayers.

•	Federal Government. Agencies of the U.S. government have made several attempts during the two most recent presidential administrations to initiate a program to offer taxpayers free online tax preparation and filing services. However, in October 2002 the Internal Revenue Service agreed not to provide its own competing tax software product or service so long as participants in a consortium of tax preparation software companies, including Intuit, agreed to provide web-based federal tax preparation and filing services at no cost to qualified taxpayers under an arrangement called the Free File Alliance. In October 2005, the IRS and the Free File Alliance signed a new four-year agreement that continues to restrict the IRS from entering the tax preparation business. This agreement specifies the category of taxpayers eligible to receive free services and places limits on the ability of participating companies to target their free offering to more than 50% of all U.S. taxpayers. The Free File Alliance has kept the federal government from being a direct competitor to our tax offerings in the past. However, it has also fostered additional web-based competition and could cause us to lose significant revenue opportunities from our Consumer Tax customer base. Companies have used the Free File Alliance and its position on the IRS web site as a marketing tool by giving away free services at the federal level and attempting to make money by selling state filing and other services, which has intensified competition. In addition, persons who formerly have paid for our products may elect to use our or our competitors’ unpaid federal offering instead. The IRS has the right to terminate the agreement with the Free File Alliance upon 24 months written notice. If the IRS were to terminate the agreement and elect to provide government software and electronic filing services to taxpayers at no charge, or if other governmental bodies were to significantly alter the Free File Alliance or require the provision of government tax filing services directly to taxpayers, our revenue and profits could suffer.

•	State Governments. State taxing authorities have also actively pursued various strategies to provide free online tax return preparation and electronic filing services for state taxpayers. As of July 31, 2006, 21 states had entered into agreements with the private sector based on the federal Free File Alliance agreement and had agreed to discontinue or otherwise not provide direct government tax preparation services. However, 20 other states, including California, have directly offered their own online tax preparation and filing services to taxpayers. For example, for the 2004 and 2005 tax years California tested a limited pilot program under which a state-operated electronic system automatically prepared and filed approximately 10,000 state income tax returns with no individual transaction charge to those taxpayers. In August 2005, the California legislature enacted a law restricting the extension of this program beyond the 2005 tax year. Notwithstanding this law, the California Franchise Tax Board voted in December 2006 to renew and expand the program for tax year 2007. Similar programs in other states could also be introduced or expanded in the future. These publicly sponsored programs could cause us to lose customers to free offerings and enable competitors to gain market share at our expense by using participation in the free alliances as an effective tool to attract customers to ancillary paid offerings. Given the efficiencies that electronic tax filing provides to taxing authorities, we anticipate that governmental competition will present a continued competitive threat to our business for the foreseeable future.

•	Private Sector. In the private sector, we face intense competition primarily from H&R Block, the makers of TaxCut software, and increasingly from web-based offerings such as 2nd Story Software’s TaxACT, where we are subject to significant and increasing price pressure. We also compete for customers with low-cost assisted tax preparation businesses, such as H&R Block. In addition, companies that provide free online tax preparation services, whether through the Free File Alliance or otherwise, may reduce demand for our paid offerings which would harm our business and results of operations.

Professional Tax.  Our ProSeries professional tax offerings face pricing pressure from competitors seeking to obtain our customers through deep product discounts and loss of customers to competitors offering no-frills offerings at low prices, such as CCH’s ATX product line. Our Lacerte professional tax offerings face competition from competitively-priced tax and accounting solutions that include integration with non-tax functionality.

Financial Institutions.  In February 2007, we completed the acquisition of Digital Insight Corporation, which provides outsourced online banking applications and services to banks, credit unions and savings and loan associations. We now compete with several companies that provide these services to financial institutions. The market for online banking services is highly competitive and fragmented with many providers. We face competition from two main sources: other companies similar to Digital Insight that offer outsourced Internet banking offerings, and vendors of data processing services to financial institutions. Also, vendors that primarily target the largest financial institutions occasionally compete in our target market. In some instances, we also compete with companies with whom we have referral or reseller relationships. Some of our current and potential competitors have longer operating histories and may be in a better position to produce and market their services due to their greater technical, marketing and other resources, as well as their greater name recognition and larger installed bases of customers. In addition, many of our competitors have well-established relationships with our current and potential financial institution customers and data processing vendors and have extensive knowledge of our industry.

As we negotiate the renewal of long-term service contracts with current customers, we may be subject to competitive pressures and other factors that may require concessions on pricing and other material contract terms to induce the customer to remain with us. We depend on our financial institution clients to market and promote our products to their end user customers, but these efforts may not be successful, and we may not be able to persuade potential customers to adopt our solutions in place of financial institutions’ own proprietary solutions or offerings by third parties. If we are unable to compete effectively with other online banking service providers, our business results may suffer.

Other Businesses.  Our Quicken products compete both with Microsoft Money, which is aggressively promoted and priced, and with web-based electronic banking and personal finance tracking and management tools that are becoming increasingly available at no cost to consumers. These competitive pressures may result in reduced revenue and lower profitability for our Quicken product line and related bill payment service offering.

Future revenue growth for our core products depends upon our successful introduction of new and enhanced products and services.

A number of our businesses derive a significant amount of their revenue through one-time upfront license fees and rely on customer upgrades and service offerings to generate a significant portion of their revenues. In addition, our consumer tax business depends significantly on revenue from customers who return each year to use our updated tax preparation and filing software and services. As our existing products mature, encouraging customers to purchase product upgrades becomes more challenging unless new product releases provide features and functionality that have meaningful incremental value. If we are not able to develop and clearly demonstrate the value of upgraded products to our customers, our upgrade and service revenues will be harmed. Similarly, our business will be harmed if we are not successful in our efforts to develop and introduce new products and services to retain our existing customers, expand our customer base and increase revenues per customer.

In some cases, we may expend a significant amount of resources and management attention on products or services that do not ultimately succeed in their markets. We have encountered difficulty in launching new products and services in the past. For example, at the end of fiscal 2005 we discontinued our SnapTax consumer tax offering and in fiscal 2004 we discontinued our QuickBooks Premier Healthcare offering due to lack of customer demand. If we misjudge customer needs, our new products and services will not succeed and our revenues and earnings will be harmed. As we expand our offerings to new customer categories we run the risk of customers shifting from higher priced and higher margin products to newly introduced lower priced offerings. For instance, our QuickBooks Simple Start offering and our ProSeries Basic and ProSeries Express offerings may attract users that would otherwise have purchased our higher priced, more full featured offerings.

If we fail to maintain reliable and responsive service levels for our electronic tax offerings, or if the IRS or other governmental agencies experience difficulties in receiving customer submissions, we could lose customers and our revenue and earnings could decrease.

Our web-based tax preparation services and electronic filing services are an important and growing part of our tax businesses and must effectively handle extremely heavy customer demand during the peak tax season from January to April. We face significant risks and challenges in maintaining these services and maintaining adequate service levels, particularly during peak volume service times. Similarly, governmental entities receiving electronic tax filings must also handle large volumes of data and may experience difficulties with their systems preventing the receipt of electronic filings. If customers are unable to file their returns electronically they may elect to make paper filings. This would result in reduced electronic tax return preparation and filing revenues and would harm our reputation and ability to attract and retain customers. We have experienced relatively brief unscheduled interruptions in our electronic filing and/or tax preparation services during past tax years. For example, on April 17, 2006 we chose to refresh our systems during the day in preparation for anticipated heavy evening volume and this resulted in electronic filing services being unavailable to our customers for about twenty minutes. Any prolonged interruptions in our web-based tax preparation or electronic filing service at any time during the tax season could result in lost customers, negative publicity and increased operating costs, any of which could significantly harm our business, financial condition and results of operations.

The nature of our products necessitates timely product launches and if we experience significant product quality problems or delays, it will harm our revenue, earnings and reputation.

All of our tax products and many of our non-tax products have rigid development timetables that increase the risk of errors in our products and the risk of launch delays. Our tax preparation software product development cycle is particularly challenging due to the need to incorporate unpredictable tax law and tax form changes each year and because our customers expect high levels of accuracy and a timely launch of these products to prepare and file their taxes by April 15th. Due to the complexity of our products and the condensed development cycles under which we operate, our products sometimes contain “bugs” that can unexpectedly interfere with the operation of the software. When we encounter problems we may be required to modify our code, distribute patches to customers who have already purchased the product and recall or repackage existing product inventory in our distribution channels. If we encounter development challenges or discover errors in our products late in our development cycle, it may cause us to delay our product launch date. Any major defects or launch delays could lead to loss of customers and revenue, negative publicity, customer and employee dissatisfaction, reduced retailer shelf space and promotions, and increased operating expenses, such as inventory replacement costs, legal fees or payments resulting from our commitment to reimburse penalties and interest paid by customers due solely to calculation errors in our consumer tax preparation products.

Possession and use of personal customer information by our businesses presents risks and expenses that could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, tax return information, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. We also collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held and managed by third parties. We and our vendors use commercially available encryption technology to transmit personal information when taking orders. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy. We employ contractors, temporary and seasonal employees who may have access to the personal information of customers and employees. While we conduct necessary and appropriate background checks of these individuals and limit access to personal information, it is possible one of these individuals could circumvent these controls which would result in a breach of customer or employee privacy. Possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of data breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred, and will continue to incur, significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

In the past we have experienced lawsuits and negative publicity relating to privacy issues and we could face similar suits in the future. A major breach of customer privacy or security by us or the third parties that hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to accept and process customer credit card orders or tax returns. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard customer and employee information, there can be no assurance that a personal information breach, loss or theft will not occur, which could harm our business, customer reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

Our revenue and earnings are highly seasonal and our quarterly results fluctuate significantly.

Several of our businesses are highly seasonal causing significant quarterly fluctuations in our financial results. Revenue and operating results are usually strongest during the second and third fiscal quarters ending January 31 and April 30 due to our tax businesses contributing most of their revenue during those quarters and the timing of the release of our small business software products and upgrades. We experience lower revenues, and significant operating losses, in the first and fourth quarters ending October 31 and July 31. For example, in the second and third quarters of fiscal 2005 and 2006 we had total net revenue of between $648.2 million and $952.6 million while in the first and fourth quarters of fiscal 2005 and 2006 we had total net revenue of between $252.8 million and $342.9 million. Our financial results can also fluctuate from quarter to quarter and year to year due to a variety of factors, including changes in product sales mix that affect average selling prices; product release dates; the timing of our discontinuance of support for older product offerings; our methods for distributing our products, including the shift to a consignment model for some of our desktop products sold through retail distribution channels; the inclusion of upgrades with certain offerings and the timing of our delivery of state tax forms (both of which can impact the pattern of revenue recognition), and the timing of acquisitions, divestitures, and goodwill and purchased intangible asset impairment charges.

The growth of our business depends on our ability to adapt to rapid technological change.

The software industry in which we operate is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Our Right for Me marketing approach increases the importance for us of developing additional versions of our products to meet specific customer needs. Our ability to succeed in this rapidly changing environment requires that we continuously invest resources to enhance our software architecture and developer tools. We must make this investment in order to continue to enhance our current products and develop new products to meet changing customer needs and to attract and retain talented software developers. We are currently in the process of modernizing the software platforms for a number of our product lines, including our QuickBooks, TurboTax and Quicken products. Completing these upgrades and adapting to other technological developments may require considerable time and expense. If we experience prolonged delays or unforeseen difficulties in upgrading our software architecture, our ability to develop new products and enhancements to our current products would suffer.

Failure to maintain the availability and security of the systems, networks, databases and software required to operate and deliver our Internet-based products and services could adversely affect our operating results.

Our ecommerce web sites and our Internet-based product and service offerings, including QuickBooks Online Edition, QuickBooks Online Payroll, QuickBooks Assisted Payroll Service, Complete web-based Payroll, Turbo Tax Online, consumer and professional electronic tax filing services, Quicken.com and QuickBase, rely on a variety of systems, networks and databases, many of which are maintained by us at our data centers. In order to prevent interruptions to the availability of our ecommerce web sites and Internet-based products and services, we have implemented practices for creating a fault-tolerant environment. However, we do not have complete redundancy for all of our systems. We may also need to grow, reconfigure or relocate our data centers in response to changing business needs, which may be costly and lead to unplanned disruptions of service. We do not maintain real-time back-up of our data, and in the event of significant system disruption, particularly during peak tax filing season, we could experience loss of data or tax return processing capabilities, which could cause us to lose customers and could materially harm our operating results. We maintain back-up processing capabilities that are designed to protect us against site-related disasters for many of our mission-critical applications. Notwithstanding our efforts to protect against “down time” for our ecommerce web sites and Internet-based products and services, we do occasionally experience unplanned outages or technical difficulties. In order to provide our Internet-based products and services, we must protect the security of our systems, networks, databases and software.

Like all companies that deliver products and services via the internet, we are subject to attack by computer hackers who develop and deploy software that is designed to penetrate the security of our systems and networks. If hackers were able to penetrate our security systems, they could misappropriate or damage our proprietary information or cause disruptions in the delivery of our products and services. We believe that we have taken steps to protect against such attacks. However, there can be no assurance that our security measures will not be penetrated by hackers. In the event that the systems, networks, databases and software required to deliver our internet-based products and services become unavailable or suffer technical difficulties or a breach in security, we may be required to expend significant resources to alleviate these problems, and our operating results could suffer. In addition, any such interruption or breach of security could damage our reputation and lead to the loss of customers.

Risks associated with our financial institutions business may harm our results of operations and financial condition.

In February 2007, we completed the acquisition of Digital Insight, a provider of online banking services and applications to financial institutions. This new financial institutions business is subject to several risks, including the following:

•	consolidation among core data processing vendors may affect our reseller and revenue-sharing agreements with certain core processor organizations or reduce the likelihood of extending our agreements at expiration;

•	the systems that support our online banking offerings will require additional modifications and improvements to respond to current and future changes in our business, and if we fail to implement appropriate systems, procedures, controls and necessary modifications and improvements to these systems, our business will suffer;

•	unless our online banking offerings are successfully deployed and marketed by a significant number of financial institutions and achieve widespread market acceptance by their end user customers for a significant period of time, our business may suffer;

•	if we are unable to integrate third-party software in a fully functional manner for our clients, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of our services;

•	if any of our products fail to be supported by financial institutions’ data processing vendors, we would have to redesign our products to suit these financial institutions, and we cannot assure that any redesign could be accomplished in a cost-effective or timely manner, and we could experience higher implementation costs or the loss of current and potential customers;

•	the financial institutions business experiences lengthy sales cycles for a variety of reasons, which could cause us to expend substantial employee and management resources without making a sale or could cause our operating results to fall short of anticipated levels for a particular quarter;

•	the financial services industry is subject to extensive and complex federal and state regulation, and our financial institution customers must ensure that our services and related products work within the regulatory requirements applicable to them;

•	government authorities could adopt laws, rules or regulations that affect our financial institutions business, such as requirements related to data, record keeping and processing, which could make our business more costly, burdensome, less efficient or impossible, and require us to modify our current or future products or services; and

•	consolidation of the banking and financial services industry could result in a smaller market for our products and services, may cause us to lose relationships with key customers, or may result in a change in the technological infrastructure of the combined entity, which may make it difficult to integrate our offerings.

Our reliance on a limited number of manufacturing and distribution suppliers could harm our business.

We have chosen to outsource the manufacturing and distribution of many of our desktop software products to a small number of third party providers and we use a single vendor to produce and distribute our check and business forms supplies products. Although our reliance on a small number of suppliers, or a single supplier, provides us with efficiencies and enhanced bargaining power, poor performance by or lack of effective communication with these parties can significantly harm our business. This risk is amplified by the fact that we carry very little inventory and rely on just-in-time manufacturing processes. In particular, the loss of our principal manufacturing partner for retail would be disruptive to our business and could cause delay in a product launch. We seek to mitigate this risk by managing our second tier vendors and maintaining contingency plans. During fiscal 2004, one of our suppliers was unable to fulfill orders for some of our software products for a number of days due to operational difficulties and communication errors. Although together we were able to mitigate the impact of that delay with minimal disruption to our business, if we experience longer delays, delays during a peak demand period or significant quality issues, our business could be significantly harmed.

Overall capacity for the manufacture of optical media compact discs in the U.S. has decreased due to a market shift to the DVD format. This decrease in CD production capacity could require us to identify, review and engage new manufacturing sources within or outside the U.S. or change to DVD format, which would be more expensive than CD media. This could affect our ability to timely manufacture and deliver our products at retail, which could harm our financial condition and results of operations.

As our product and service offerings become more complex our revenue streams may become less predictable.

Our expanding range of products and services generates more varied revenue streams than our traditional desktop software businesses. The accounting policies that apply to these revenue streams are more complex than those that apply to our traditional products and services. We expect this trend to continue as we expand our offerings. For example, as we begin to offer additional features and options as part of multiple-element revenue arrangements, we could be required to defer a higher percentage of our product revenue at the time of sale than we do for traditional products. This would decrease recognized revenue at the time products are shipped, but result in increased recognized revenue in fiscal periods after shipment.

We face a number of risks in our merchant card processing business that could result in a reduction in our revenue and earnings.

Our merchant card processing service business is subject to several risks, including the following:

•	if merchants for whom we process credit card transactions are unable to pay refunds due to their customers in connection with disputed or fraudulent merchant transactions, we may be required to pay those amounts and our payments may exceed the amount of the customer reserves we have established to make such payments;

•	we will not be able to conduct our business if the bank sponsors and card payment processors and other service providers that we rely on to process bank card transactions terminate their relationships with us and we are not able to secure or successfully migrate our business elsewhere;

•	we could be required to stop providing payment processing services for Visa and MasterCard if we or our bank sponsors fail to adhere to the standards of the Visa and MasterCard credit card associations;

•	we depend on independent sales organizations, some of which do not serve us exclusively, to acquire and retain merchant accounts;

•	we rely increasingly on Superior Bankcard Services, LLC for the acquisition of merchant accounts;

•	our profit margins will be reduced if for competitive reasons we cannot increase our fees at times when Visa and MasterCard increase the fees that we pay to process merchant transactions through their systems;

•	unauthorized disclosure of merchant and cardholder data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation; and

•	we may encounter difficulties scaling our business systems to support our expected growth.

Should any of these risks be realized our business could be harmed and our financial results could suffer.

Our dependence on a small number of larger retailers and distributors could harm our results of operations.

We sell most of our desktop software products through our retail distribution channel and a relatively small number of larger retailers and distributors generate a significant portion of our sales volume. Our principal retailers have significant bargaining leverage due to their size and available resources. Any change in principal business terms, termination or major disruption of our relationship with these resellers could result in a potentially significant decline in our revenues and earnings. For example, the sourcing decisions, product display locations and promotional activities that retailers undertake can greatly impact the sales of our products. The fact that we also sell our products directly could cause retailers or distributors to reduce their efforts to promote our products or stop selling our products altogether. If any of our retailers or distributors run into financial difficulties we may be unable to collect amounts that we are owed. At January 31, 2007, in the midst of the 2006 consumer tax season, amounts due from our 10 largest retailers and distributors represented approximately 57% of total gross accounts receivable.

Failure of our information technology systems or those of our service providers could adversely affect our future operating results.

We rely on a variety of internal technology systems and technology systems maintained by our outside manufacturing and distribution suppliers to take and fulfill customer orders, handle customer service requests, host our web-based activities, support internal operations, and store customer and company data. These systems could be damaged or interrupted, preventing us or our service providers from accepting and fulfilling customer orders or otherwise interrupting our business. In addition, these systems could suffer security breaches, causing company and customer data to be unintentionally disclosed. Any of these occurrences could adversely impact our operations. We have experienced system slowdowns and interruptions in the past that have caused loss of productivity and added expense. We also experience computer server failures from time to time. To prevent interruptions we must continue to upgrade our information systems to further improve performance and help ensure that we have adequate recoverability. The expansion and upgrade of our systems could be costly, and problems with the design or implementation of system enhancements could harm our ability to take customer orders, ship products, support and invoice our customers, and otherwise run our business. While we and our outside service partners have backup systems for certain aspects of our operations, not all of these systems are fully redundant and disaster recovery planning may not be sufficient for all eventualities.

Increased government regulation of tax preparation services could harm our business.

The tax preparation industry has received increased attention from legislative and regulatory bodies in recent years, both because of the continuing focus on free tax preparation and because of the nature of certain services used to process and transfer refunds to taxpayers. If legislative or regulatory bodies increase their regulation or oversight of the tax preparation industry, this could increase our cost of doing business by imposing new regulations, and could limit our revenue opportunities by restricting the types of products and services we can offer.

We are required to comply with a variety of state revenue agency standards in order to successfully operate our tax preparation and electronic filing services. Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, could significantly increase the costs of providing those services to our customers and could prevent us from delivering a quality product to our customers in a timely manner.

If we do not respond promptly and effectively to customer service and technical support inquiries we will lose customers and our revenue and earnings will decline.

The effectiveness of our customer service and technical support operations are critical to customer satisfaction and our financial success. If we do not respond effectively to service and technical support requests we will lose customers and miss revenue opportunities, such as paid service, product renewals and new product sales. We occasionally experience customer service and technical support problems, including longer than expected waiting times for customers when our staffing and systems are inadequate to handle a higher-than-anticipated volume of requests. Training and retaining qualified customer service and technical support personnel is particularly challenging due to the expansion of our product offerings and the seasonality of our tax business. For example, in fiscal 2006 the number of our consumer tax service representatives ranged from about 50 during off-season months to about 1,050 at the peak of the tax season. If we do not adequately train our support representatives, our customers will not receive an appropriate level of support, we will lose customers and our financial results will suffer.

If we encounter problems with our third-party customer service and technical support providers our business will be harmed and our margins will decline.

We outsource a substantial portion of our customer service and technical support activities to domestic and international third-party service providers, including service providers in India and the Philippines. We rely heavily on third-party customer service representatives working on our behalf and we expect to continue to rely heavily on third parties in the future. This strategy provides us with lower operating costs and greater flexibility, but also presents risks to our business, including the following:

•	In recent years, India and the Philippines have experienced political instability and changing policies that may impact our operations. In addition, for a number of years India and Pakistan have been in conflict and an active state of war between the two countries could disrupt our services;

•	Customers may react negatively to providing information to and receiving support from overseas organizations;

•	We may not be able to impact the quality of support that we provide as directly as we are able to in our company-run call centers;

•	International outsourcing has received considerable negative attention in the media and there are indications that the U.S. Congress may pass legislation that would impact how we operate and impact customer perceptions of our service. For example, in Congress legislators have discussed restricting the flow of personal information to overseas providers and requiring representatives in foreign jurisdictions to affirmatively identify themselves by name and location; and

•	We rely on a global communications infrastructure that may be interrupted in a number of ways. For example, in fiscal 2004 we had to reroute calls to India when an underwater cable in the Mediterranean Sea was cut.

We are exposed to risks associated with credit card and payment fraud and with credit card processing.

Many of our customers use credit cards or automated payment systems to pay for our products and services. We have suffered losses, and may continue to suffer losses, as a result of orders placed with fraudulent credit card or other payment data. For example, under current credit card practices, we may be liable for fraudulent credit card transactions if we do not obtain a cardholder’s signature, a frequent practice in Internet sales. We employ technology solutions to help us detect fraudulent transactions. However, the failure to detect or control payment fraud could have an adverse effect on our results of operations.

We are subject to payment card association operating rules and certification requirements, as in effect from time to time. Failure to comply with these rules or requirements may subject us to fines and higher transaction fees or cause us to lose our ability to accept credit card payments from our customers, resulting in harm to our business and results of operations.

If we fail to adequately protect our intellectual property rights, competitors may exploit our innovations, which could weaken our competitive position and reduce our revenue and earnings.

Our success depends upon our proprietary technology. We rely on a combination of copyright, trade secret, trademark, patent, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, contractors, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. The creation and protection of our proprietary rights are expensive and may require us to engage in costly and distracting litigation. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization. Because we outsource significant aspects of our product development, manufacturing and distribution we are at risk that confidential portions of our intellectual property could become public by lapses in security by our contractors. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. It is also possible that other companies could successfully challenge the validity or scope of our patents and that our patent portfolio, which is relatively small, may not provide us with adequate protection. Ultimately, our attempts to secure legal protection for our proprietary rights may not be adequate and our competitors could independently develop similar technologies, duplicate our products, or design around patents and other intellectual property rights. If our intellectual property protection proves inadequate we could lose our competitive advantage and our financial results will suffer.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we have received claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, and as we acquire technology through acquisitions or licenses, we believe that we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We expect that software products in general will increasingly be subject to these claims as the number of products and competitors increase, the functionality of products overlap and as the patenting of software functionality continues to grow. We have, from time to time, received allegations of patent infringement claims in the past and may receive more claims in the future based on allegations that our products infringe upon patents held by third parties. Some of these claims are currently the subject of pending litigation against us and against some of our OEM customers. These claims may involve patent holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own patents may provide little or no deterrence. Future claims could present an exposure of uncertain magnitude. The ultimate outcome of any allegation is uncertain and, regardless of outcome, any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s time and attention from our business, require us to stop selling, to delay shipping or to redesign our products, or require us to pay monetary damages for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims could adversely affect our business.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing their software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We expect copying and misuse of our intellectual property to be a persistent problem causing lost revenue and increased expenses.

Our intellectual property rights are among our most valuable assets. Policing unauthorized use and copying of our products is difficult, expensive, and time consuming. Current U.S. laws that prohibit copying give us only limited practical protection from software piracy and the laws of many other countries provide very little protection. We may not be able to prevent misappropriation of our technology. For example, we frequently encounter unauthorized copies of our software being sold through online auction sites and other online marketplaces. In addition, efforts to protect our intellectual property may be misunderstood and perceived negatively by our customers. Although we continue to evaluate and put in place technology solutions to attempt to lessen the impact of piracy, and we continue to increase our civil and criminal enforcement efforts, we expect piracy to be a persistent problem that results in lost revenues and increased expenses.

Although we are unable to quantify the extent of piracy of our software products, software piracy may depress our net revenues. We engage in efforts to educate consumers on the benefits of licensing genuine products and to educate lawmakers on the advantages of a business climate where intellectual property rights are protected, and we cooperate with the Software & Information Industry Association in their efforts to combat piracy. However, these efforts may not fully combat the effect of piracy of our products.

We do not own all of the software, other technologies and content used in our products and services.

Many of our products are designed to include intellectual property owned by third parties. We believe we have all of the necessary licenses from third parties to use and distribute third party technology and content that we do not own that is used in our current products and services. From time to time we may be required to renegotiate with these third parties — or negotiate with new third parties — to include their technology or content in our existing products, in new versions of our existing products or in wholly new products. We may not be able to negotiate or renegotiate licenses on reasonable terms, or at all. If we are unable to obtain the rights necessary to use or continue to use third-party technology or content in our products and services, we may not be able to sell the affected products, which would in turn have a negative impact on our revenue and operating results.

Our acquisition and divestiture activities could disrupt our ongoing business, may involve increased expenses, and may present risks not contemplated at the time of the transactions.

We have acquired and may continue to acquire companies, products and technologies that complement our strategic direction. In February, we completed the acquisition of Digital Insight for total consideration of approximately $1.35 billion, and we recently announced that we have agreed to acquire Electronic Clearing House, Inc. for total consideration of approximately $142 million. Acquisitions involve significant risks and uncertainties, including:

•	inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures;

•	inability to realize synergies expected to result from an acquisition;

•	distraction of management’s attention away from normal business operations;

•	challenges retaining the key employees, customers, resellers and other business partners of the acquired operation;

•	lack of experience in new markets, products or technologies or the initial dependence on unfamiliar supply or distribution partners;

•	insufficient revenue generation to offset liabilities assumed;

•	expenses associated with the acquisition; and

•	unidentified issues not discovered in our due diligence process, including product or service quality issues, intellectual property issues and legal contingencies.

Acquisitions and divestitures are inherently risky. We can not be certain that our previous, pending or future transactions will be successful and will not materially adversely affect the conduct, operating results or financial condition of our business. Many transactions are subject to closing conditions, which may not be satisfied, and transactions may not be successfully completed even after their public announcement. We have generally paid cash for our recent acquisitions. These transactions may involve further use of our cash resources, the issuance of equity or debt securities, the incurrence of other forms of debt, the amortization of expenses related to intangible assets, or potential future impairment charges related to goodwill that we record on our balance sheet, which will be subject to annual testing in the future, any of which could harm our financial condition and results of operations. In particular, we will allocate a portion of the purchase price for Digital Insight to goodwill, which could be subject to potential future impairment charges, and we will also allocate a portion of the purchase price to identified intangible assets, which we expect to amortize over a period of three to five years. Further, we funded $1.0 billion of the purchase price of Digital Insight with the proceeds of a bridge credit facility with institutional lenders. The use of debt to fund acquisitions or for other purposes significantly increases our interest expense and leverage. If we issue equity securities as consideration in an acquisition, current stockholders’ percentage ownership and earnings per share may be diluted.

In February 2007, we announced that we had entered into a definitive agreement to sell certain assets related to our Complete Payroll and Premier Payroll Service businesses to ADP for a maximum price of approximately $135 million. Because the final purchase price is contingent upon, among other things, the number of customers that transition to ADP, the price could be materially less than the maximum if we are do not successfully implement the transition process. We also expect to recognize any gain on the sale of these assets over a period of several quarters. We may continue to incur significant expenses of servicing customers prior to any transition.

Acquisition-related costs and impairment charges can cause significant fluctuation in our net income.

Our acquisitions have resulted in significant expenses, including amortization of purchased intangible assets (which is reflected in cost of revenue), charges for in-process research and development, impairment of goodwill, amortization and impairment of purchased intangible assets and charges for deferred compensation (which are reflected in operating expenses). Total acquisition-related costs in the categories identified above were $23.2 million in fiscal 2006, $26.8 million in fiscal 2005 and $33.6 million in fiscal 2004. Although under current accounting rules goodwill is no longer amortized, we may incur impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions. We test the impairment of goodwill annually in our fourth fiscal quarter or more frequently if indicators of impairment arise. The timing of the formal annual test may result in charges to our statement of operations in our fourth fiscal quarter that could not have been reasonably foreseen in prior periods. For example, at the end of fiscal 2004 we incurred a goodwill impairment charge of $18.7 million related to our Intuit Public Sector Solutions business, which was subsequently sold. At July 31, 2006, we had goodwill of $505.0 million and unamortized purchased intangible assets of $59.5 million on our balance sheet, both of which could be subject to impairment charges in the future. New acquisitions, and any impairment of the value of purchased assets, could have a significant negative impact on our future operating results.

We have borrowed $1.0 billion to fund the acquisition of Digital Insight and may incur other debt in the future, which could adversely affect our financial condition and results of operations.

In connection with the acquisition of Digital Insight, we have borrowed $1.0 billion under the terms of a bridge credit facility. We intend to use the net proceeds of this offering to repay our borrowings under the bridge credit facility. See “Use of Proceeds.” We have also received commitment letters from certain institutional lenders for a five-year, $500 million unsecured revolving line of credit facility. Although we have no current plans to request any advances under this credit facility, we may use the proceeds of any future borrowing for general corporate purposes or for future acquisitions or expansion of our business.

We have not previously incurred substantial amounts of debt for borrowed money, and our incurrence of this debt may adversely affect our operating results and financial condition by, among other things:

•	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

•	requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our current short-term credit facility imposes, and the terms of any future credit facilities may impose, restrictions on us, including restrictions on our ability to create liens on our assets and the ability of our subsidiaries to incur indebtedness, and require us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. If we breach any of the covenants under our long-term debt or our credit facilities and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable.

In addition, changes by any rating agency to our credit rating can negatively impact the value and liquidity of both our debt and equity securities. If our credit ratings are downgraded or other negative action is taken, the interest rate payable by us under our credit facility would increase. In addition, any downgrades in our credit ratings could affect our ability to obtain additional financing in the future and may affect the terms of any such financing.

If actual product returns exceed returns reserves, our financial results would be harmed.

We ship more desktop software products to our distributors and retailers than we expect them to sell, in order to reduce the risk that distributors or retailers will run out of products. This is particularly true for our Consumer Tax products, which have a short selling season and for which returns occur primarily in our fiscal third and fourth quarters. Like many software companies that sell their products through distributors and retailers, we have historically accepted significant product returns. We establish reserves against revenue for product returns in our financial statements based on estimated returns and we closely monitor product sales and inventory in the retail channel in an effort to maintain adequate reserves. In the past, returns have not differed significantly from these reserves. However, if we experience actual returns that significantly exceed reserves, it would result in lower net revenue. For example, if we had increased our fiscal 2006 returns reserves by 1% of non-consignment sales to retailers for QuickBooks, TurboTax and Quicken, our fiscal 2006 total net revenue would have been approximately $3.5 million lower. In addition, our policy of recognizing revenue from distributors and retailers upon delivery of product for non-consignment sales is predicated upon our ability to reasonably estimate returns. If we do not continue to demonstrate our ability to estimate returns then our revenue recognition policy for these types of sales may no longer be appropriate.

If we fail to operate our payroll business effectively, our revenue and earnings will be harmed.

Our payroll business handles a significant amount of dollar and transaction volume. Due to the size and volume of transactions that we handle, effective processing systems and controls are essential to ensure that transactions are handled appropriately. Despite our efforts, it is possible that we may make errors or that funds may be misappropriated. In addition to any direct damages and fines that any such problems would create, which could be substantial, the loss of customer confidence in our accuracy and controls would seriously harm our business. Our payroll business has grown largely through acquisitions and our systems are comprised of multiple technology platforms that are difficult to scale. We must constantly continue to upgrade our systems and processes to ensure that we process customer data in an accurate, reliable and timely manner. These upgrades must also meet the various regulatory requirements and deadlines associated with employer-related payroll activities. Any failure of our systems or processes in critical switch-over times, such as in January when many businesses elect to change payroll service providers, would be detrimental to our business. If we failed to timely deliver any of our payroll products, it could cause our current and prospective customers to choose a competitor’s product for that year’s payroll and not to purchase Intuit products in the future. If these efforts are not successful our revenue growth and profitability will decline.

Interest income attributable to payroll customer deposits may fluctuate or be eliminated, causing our revenue and earnings to decline.

We currently record revenue from interest earned on customer deposits that we hold pending payment of funds to taxing authorities or to customers’ employees. If interest rates decline, or there are regulatory changes that diminish the amount of time that we are required or permitted to hold such funds, our interest revenue will decline.

We may be unable to attract and retain key personnel.

Much of our future success depends on the continued service and availability of skilled personnel, including members of our executive team, and those in technical, marketing and staff positions. Experienced personnel in the software and services industries are in high demand and competition for their talents is intense, especially in Silicon Valley and San Diego, California, where the majority of our employees are located. Although we strive to be an employer of choice, we may not be able to continue to successfully attract and retain key personnel which would cause our business to suffer.

We are frequently a party to litigation that is costly to defend and consumes the time of our management.

Due to our financial position and the large number of customers that we serve, we are often forced to defend litigation. Defending litigation consumes the time of our management and is expensive for Intuit. Even though we often seek insurance coverage for litigation defense costs, there is no assurance that our defense costs, which can be substantial, will be covered in all cases. In addition, by its nature, litigation is unpredictable and we may not prevail even in cases where we strongly believe a plaintiff’s case has no valid claims. If we do not prevail in litigation we may be required to pay substantial monetary damages or alter our business operations. Regardless of the outcome, litigation is expensive and consumes the time of our management and may ultimately reduce our income.

Unanticipated changes in our tax rates could affect our future financial results.

Our future effective tax rates could be favorably or unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or their interpretation. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and the trading price of our common stock.

We periodically assess our system of internal controls, and the internal controls of service providers upon which we rely, to review their effectiveness and identify potential areas of improvement. In addition, from time to time we acquire businesses, many of which have limited infrastructure and systems of internal controls. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective controls environment is expensive and requires considerable management attention. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Because of the inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed.

We and our independent registered public accounting firm must certify the adequacy of our internal controls over financial reporting annually. Identification of material weaknesses in internal controls over financial reporting could harm our competitive position in our business, especially our payroll business.

Business interruptions could adversely affect our future operating results.

Several of our major business operations are subject to interruption by earthquake, fire, power shortages, terrorist attacks and other hostile acts, and other events beyond our control. The majority of our research and development activities, our corporate headquarters, our principal information technology systems, and other critical business operations are located near major seismic faults. We do not carry earthquake insurance for direct quake-related losses. While we maintain disaster recovery facilities for key data centers that support the information systems, networks and databases that are necessary to operate our business, we are still in the process of establishing disaster recovery facilities for some of our data centers. Our operating results and financial condition could be materially harmed in the event of a major earthquake or other natural or man-made disaster.

Risks Related to the Notes

Because the notes are not secured and are effectively subordinated to the rights of secured creditors, the notes will be subject to the prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes are unsecured obligations, ranking equally with other senior unsecured indebtedness. Although we do not currently have any secured indebtedness, the indenture governing the notes permits us to incur secured debt under specified circumstances. If we incur secured debt, our assets will be subject to prior claims by our secured creditors. In the event of bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up of Intuit, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in any remaining assets ratably with all of their respective unsecured and unsubordinated creditors, including trade creditors. If Intuit incurs any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

We may depend on the receipt of dividends or other intercompany transfers from our subsidiaries to meet our obligations under the notes. Claims of creditors of our subsidiaries may have priority over your claims with respect to the assets and earnings of our subsidiaries.

The notes are our obligations exclusively and not of any of our subsidiaries. We conduct a portion of our operations through our subsidiaries. We may therefore be dependent upon dividends or other intercompany transfers of funds from our subsidiaries in order to meet our obligations under the notes and to meet our other obligations. However, our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the notes or to make any funds available therefor, whether by dividends, loans or other payments. Generally, creditors of our subsidiaries will have claims to the assets and earnings of our subsidiaries that are superior to the claims of our creditors, except to the extent the claims of our creditors are guaranteed by our subsidiaries. As of January 31, 2007, our subsidiaries accounted for approximately $1.5 billion, or 50%, of our total consolidated assets, excluding intercompany balances, and had approximately $477.7 million of outstanding liabilities, including trade payables but excluding intercompany liabilities and deferred revenue.

In the event of the bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up of Intuit, the holders of the notes may not receive any amounts with respect to the notes until after the payment in full of the claims of creditors of our subsidiaries.

We are permitted to incur more debt, which may intensify the risks associated with our current leverage, including the risk that we will be unable to service our debt.

The indenture governing the notes does not limit the amount of additional debt that we may incur. In addition, we have received commitment letters from certain institutional lenders for a five-year, $500 million unsecured revolving line of credit facility, under which we may incur additional debt. The availability of the facility is subject to the negotiation of mutually acceptable documentation. If we incur additional debt, the risks associated with our leverage, including the risk that we will be unable to service our debt, will increase.

The provisions in the indenture that governs the notes relating to change of control transactions will not necessarily protect you in the event of a highly leveraged transaction.

The provisions contained in the indenture will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change of the magnitude required under the definition of change of control repurchase event in the indenture to trigger these provisions, notably, that the transactions are accompanied or followed within 90 days by a downgrade in the rating of the notes offered under this prospectus supplement. Except as described under “Description of Notes — Purchase of Notes upon a Change of Control Repurchase Event,” the indenture does not contain provisions that permit the holders of the notes to require us to repurchase the notes in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the notes upon a change of control repurchase event.

As described under “Description of Notes — Purchase of Notes upon a Change of Control Repurchase Event,” we will be required to offer to repurchase the notes upon the occurrence of a change of control repurchase event. We may not have sufficient funds to repurchase the notes in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

There is no prior market for the notes. If one develops, it may not be liquid.

We do not intend to list the notes on any national securities exchange or to seek their quotation on any automated dealer quotation system. We cannot assure you that any liquid market for the notes will ever develop or be maintained. The underwriters have advised us that they currently intend to make a market in the notes following the offering. However, the underwriters have no obligation to make a market in the notes and they may stop at any time without notice. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

Ratings of the notes may change after issuance and affect the market price and marketability of the notes.

We currently expect that, prior to issuance, the notes will be rated by Moody’s Investors Service Inc. and Standard & Poor’s. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with future events, such as future acquisitions. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes. In addition, any decline in the ratings of the notes may make it more difficult for us to raise capital on acceptable terms.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents that are and will be incorporated by reference into this prospectus supplement, contains forward-looking statements that are based upon our current expectations, estimates and projections about our business and our industry, and that reflect our beliefs and assumptions based upon information available to us at the date of the document in which the statement appears. In some cases, you can identify these statements by words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” and other similar terms. These forward-looking statements include, among other things, projections of our future financial performance, our anticipated growth, our strategies and trends we anticipate in our businesses and the markets in which we operate and the competitive nature and anticipated growth of those markets.

We caution investors that forward-looking statements are only predictions, based upon our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. The important factors that could cause our results to differ include those discussed under the section entitled “Risk Factors” in this prospectus supplement, as well as under “Part I, Item 1A. Risk Factors” of our Form 10-K for the fiscal year ended July 31, 2006, “Part II, Item 1A. Risk Factors” of our Form 10-Q for the quarter ended January 31, 2007 and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections carefully. We caution investors not to rely on these forward-looking statements, which reflect management’s analysis only as of the date of the document in which the statement appears. We undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law.

USE OF PROCEEDS

We intend to use the net proceeds of this offering to prepay our borrowings under a bridge credit agreement, dated January 31, 2007, by and among Intuit Inc., the lenders parties thereto (including affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.), Chase Lincoln First Commercial Corporation, as syndication agent, and Citicorp North America, Inc., as administrative agent for such lenders. Borrowings under the bridge credit agreement mature on February 5, 2008 and bear interest either at Citibank’s base rate in effect from time to time plus 0.05%, or at the applicable London Interbank Offered Rate plus 0.45%. We used these borrowings to finance a portion of the aggregate purchase price of approximately $1.35 billion for our acquisition of Digital Insight Corporation.

CAPITALIZATION

The following table sets forth our short term debt and capitalization as of January 31, 2007:

•	on an actual basis,

•	on a pro forma basis giving effect to $1.0 billion in bridge credit facility borrowings to pay a portion of the purchase price for Digital Insight, and

•	on an as adjusted basis to reflect the application of the net proceeds of this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Summary — Summary Historical and Pro Forma Consolidated Financial Data” appearing elsewhere in the prospectus supplement, and the information in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Digital Insight’s financial statements, including the notes thereto, which are incorporated by reference in this prospectus supplement.

	January 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands)

Short-term debt	$—	$1,000,000		$—

Long-term debt:
2012 notes offered hereby	$—	$—	$
2017 notes offered hereby	—	—

Total long-term debt	$—	$—	$
Stockholders’ equity:
Preferred stock	$—	$—		$—
Common stock and additional paid-in capital	2,170,715	2,170,715		2,170,715
Treasury stock, at cost	(2,015,164)	(2,015,164)		(2,015,164)
Accumulated other comprehensive income	13,790	13,790		13,790
Retained earnings	1,654,308	1,654,308		1,654,308

Total stockholders’ equity	1,823,649	1,823,649		1,823,649

Total capitalization	$1,823,649	$2,823,649	$

DESCRIPTION OF NOTES

The notes will be issued under an indenture, dated as of March 7, 2007, among Intuit and The Bank of New York Trust Company, N.A., as trustee (the “trustee”). The following summary of provisions of the indenture and the notes of each series does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture, including definitions therein of certain terms and provisions made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). This summary may not contain all information that you may find useful. You should read the indenture and the notes of each series, copies of which are available from Intuit upon request. Capitalized terms used and not defined in this summary have the meanings specified in the indenture. References to “Intuit” in this section of this prospectus supplement are only to Intuit Inc. and not to any of its subsidiaries.

General

The notes will have the following basic terms:

•	the notes of each series will be senior unsecured obligations of Intuit and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of Intuit;

•	the 2012 notes initially will be limited to $ million aggregate principal amount and the 2017 notes initially will be limited to $ million aggregate principal amount (subject in each case to the rights of Intuit to issue additional notes of each series as described under “— Further Issuances” below);

•	the 2012 notes will accrue interest at a rate of % per year and the 2017 notes will accrue interest at a rate of % per year;

•	interest will accrue on the notes of each series from the most recent interest payment date to or for which interest has been paid or duly provided for (or if no interest has been paid or duly provided for, from the issue date of the notes), payable semiannually in arrears on and of each year, beginning on , 2007;

•	the 2012 notes will mature on March , 2012 and the 2017 notes will mature on March , 2017, in each case unless redeemed or repurchased prior to that date;

•	Intuit may redeem the notes of either series, in whole or in part, at any time at its option as described under “— Optional Redemption” below;

•	Intuit may be required to repurchase the notes of each series in whole or in part at your option in connection with the occurrence of a “change of control repurchase event” as described under “— Purchase of Notes upon a Change of Control Repurchase Event” below;

•	the notes of each series will be issued in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	the notes of each series will be represented by one or more global notes registered in the name of a nominee of DTC, but in certain circumstances may be represented by notes in definitive form (see “— Book-entry, Delivery and Form; Global Notes” below); and

•	the notes of each series will be exchangeable and transferable at the office or agency of Intuit maintained for such purposes (which initially will be the corporate trust office of the trustee).

Interest on each note will be paid to the person in whose name that note is registered at the close of business on the           or          , as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest or other payment date of a note falls on a day that is not a business day, the required payment of principal, premium, if any, or interest will be due on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York City are authorized or required by law, regulation or executive order to close.

The notes will not be subject to any sinking fund.

Intuit may, subject to compliance with applicable law, at any time purchase notes in the open market or otherwise.

Payment and Transfer or Exchange

Principal of and premium, if any, and interest on the notes of each series will be payable, and the notes may be exchanged or transferred, at the office or agency maintained by Intuit for such purpose (which initially will be the corporate trust office of the trustee located at 700 S. Flower Street, Suite 500, Los Angeles, California 90017). Payment of principal of and premium, if any, and interest on a global note registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note. If any of the notes are no longer represented by a global note, payment of interest on certificated notes in definitive form may, at the option of Intuit, be made by (i) check mailed directly to holders at their registered addresses or (ii) upon request of any holder of at least $1,000,000 principal amount of notes, wire transfer to an account located in the United States maintained by the payee. See “— Book-entry; Delivery and Form; Global Notes” below.

A holder may transfer or exchange any certificated notes in definitive form at the same location set forth in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of notes, but Intuit may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. Intuit is not required to transfer or exchange any note selected for redemption during a period of 15 days before mailing of a notice of redemption of notes to be redeemed.

The registered holder of a note will be treated as the owner of that note for all purposes.

All amounts of principal of and premium, if any, and interest on the notes paid by Intuit that remain unclaimed two years after such payment was due and payable will be repaid to Intuit, and the holders of such notes will thereafter look solely to Intuit for payment.

Ranking

The notes will be senior unsecured obligations of Intuit and will rank equally in right of payment with all existing and future unsecured and unsubordinated obligations of Intuit.

The notes will effectively rank junior to all existing and future secured indebtedness of Intuit to the extent of the assets securing such indebtedness, and to all liabilities of its subsidiaries. As of January 31, 2007, Intuit did not have any outstanding secured indebtedness. Intuit derives a portion of its operating income and cash flow from its investments in its subsidiaries. Therefore, Intuit’s ability to make payments when due to the holders of the notes is, in large part, dependent upon the receipt of sufficient funds from its subsidiaries. As of January 31, 2007, Intuit’s subsidiaries had approximately $477.7 million of outstanding liabilities, including trade payables but excluding intercompany liabilities and deferred revenue.

Claims of creditors of Intuit’s subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of Intuit’s creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors, including trade creditors and preferred stockholders, if any, of Intuit’s subsidiaries.

Optional Redemption

Intuit may redeem the notes of either series at its option at any time, either in whole or in part. If Intuit elects to redeem the notes of a series, it will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to, but not including, the redemption date:

•	100% of the aggregate principal amount of the notes to be redeemed; or

•	the sum of the present values of the Remaining Scheduled Payments.

In determining the present values of the Remaining Scheduled Payments, Intuit will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus     % (           basis points), in the case of the 2012 notes, and the Treasury Rate plus     % (          basis points), in the case of the 2017 notes.

The following terms are relevant to the determination of the redemption price.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue. In determining this rate, Intuit will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means Citigroup Global Markets Inc. or J.P. Morgan Securities Inc., or their respective successors as may be appointed from time to time by Intuit; provided, however, that if either of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), Intuit will substitute another primary treasury dealer.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the arithmetic average of all Reference Treasury Dealer Quotations for such redemption date.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by Intuit, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Intuit by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., and two other primary treasury dealers selected by Intuit, and each of their respective successors and any other primary treasury dealers selected by Intuit.

“Remaining Scheduled Payments” means, with respect to any note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

A partial redemption of the notes of either series may be effected pro rata or by lot or by such method as the trustee may deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the notes or any integral multiple thereof) of the principal amount of notes of a denomination larger than the minimum authorized denomination for the notes.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless Intuit defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes, or portions thereof, called for redemption.

Purchase of Notes upon a Change of Control Repurchase Event

If a change of control repurchase event occurs, unless Intuit has exercised its right to redeem the notes as described above, Intuit will be required to make an offer to each holder of the notes to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase. Within 30 days following any change of control repurchase event or, at the option of Intuit, prior to any change of control, but after the public announcement of the change of control, Intuit will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. Intuit will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, Intuit will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, Intuit will, to the extent lawful:

(1) accept for payment all the notes or portions of the notes properly tendered pursuant to its offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by Intuit.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

Intuit will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by Intuit and such third party purchases all notes properly tendered and not withdrawn under its offer.

The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of Intuit and, thus, the removal of incumbent management. The change of control repurchase event feature is a result of negotiations between Intuit and the underwriters. Intuit has no present intention to engage in a transaction involving a change of control, although it is possible that Intuit could decide to do so in the future. Subject to the limitations discussed below, Intuit could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the capital structure of Intuit or credit ratings of the notes. Restrictions on the ability of Intuit to incur liens and enter into sale and leaseback transactions are contained in the covenants as described under “— Certain Covenants — Limitation on Liens” and “— Certain Covenants — Limitation on Sale and Leaseback Transactions.” Except for the limitations contained in such covenants and the covenant relating to repurchases upon the occurrence of a change of control repurchase event, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Intuit may not have sufficient funds to repurchase all the notes upon a change of control repurchase event. In addition, even if it has sufficient funds, Intuit may be prohibited from repurchasing the notes under the terms of its future debt instruments. See “Risk Factors — Risks Related to the Notes — We may not be able to repurchase all of the notes upon a change of control repurchase event.”

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“change of control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Intuit and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Intuit or one of its subsidiaries; (2) the adoption of a plan relating to Intuit’s liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of voting stock of Intuit; or (4) the first day on which a majority of the members of the board of directors of Intuit are not continuing directors.

“change of control repurchase event” means the occurrence of both a change of control and a ratings event.

“continuing directors” means, as of any date of determination, any member of the board of directors of Intuit who (1) was a member of such board of directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination or election.

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by Intuit.

“Moody’s” means Moody’s investors Service Inc.

“rating agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the control of Intuit, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-l(e)(2)(vi)(F) under the Exchange Act, selected by Intuit (as certified by a resolution of the board of directors of Intuit) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“rating category” means (i) with respect to S&P, any of the following categories: BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories: Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another rating agency. In determining whether the rating of the notes has decreased by one or more gradations, gradations within rating categories (+ and − for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another rating agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB − to B+, will constitute a decrease of one gradation).

“rating date” means the date which is 90 days prior to the earlier of (i) a change of control or (ii) public notice of the occurrence of a change of control or of the intention by Intuit to effect a change of control.

“ratings event” means the occurrence of the events described in (a) or (b) below on, or within 90 days after the earlier of, (i) the occurrence of a change of control or (ii) public notice of the occurrence of a change of control or the intention by Intuit to effect a change of control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies): (a) in the event the notes are rated by both rating agencies on the rating date as investment grade, the rating of the notes shall be reduced so that the notes are rated below investment grade by both rating agencies, or (b) in the event the notes (1) are rated investment grade by one rating agency and below investment grade by the other rating agency, the rating of the notes by either rating agency shall be decreased by one or more gradations (including gradations within rating categories, as well as between rating categories) so that the notes are then rated below investment grade by both rating agencies or (2) are rated below investment grade by both rating agencies on the rating date, the rating of the notes by either rating agency shall be decreased by one or more gradations (including gradations within rating categories, as well as between rating categories).

Notwithstanding the foregoing, a ratings event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a ratings event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the ratings event).

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Further Issuances

Intuit may from time to time, without notice to or the consent of the holders of the notes, create and issue additional notes of either series having the same terms as, and ranking equally and ratably with, the notes of such series in all respects (except for the issue date and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes); provided that Intuit has received an opinion of counsel confirming that the holders of outstanding notes will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such additional notes were not issued. Such additional notes may be consolidated and form a single series with, and will have the same terms as to ranking. redemption, waivers, amendments or otherwise, as the notes of the relevant series, and will vote together as one class on all matters with respect to the notes of such series.

Certain Covenants

Except as set forth below, neither Intuit nor any of its subsidiaries will be restricted by the indenture from:

•	incurring any indebtedness or other obligation,

•	paying dividends or making distributions on the capital stock of Intuit or of such subsidiaries, or

•	purchasing or redeeming capital stock of Intuit or such subsidiaries.

In addition, Intuit will not be required to maintain any financial ratios or specified levels of net worth or liquidity or to repurchase or redeem or otherwise modify the terms of any of the notes upon a change of control or other events involving Intuit or any of its subsidiaries which may adversely affect the creditworthiness of the notes, except to the limited extent provided under “— Purchase of Notes upon a Change of Control Repurchase Event.” Among other things, the indenture will not contain covenants designed to afford holders of the notes any protections in the event of a highly leveraged or other transaction involving Intuit that may adversely affect holders of the notes, except to the limited extent provided under “— Purchase of Notes upon a Change of Control Repurchase Event.”

The indenture will contain the following principal covenants:

Limitation on Liens

Intuit will not directly or indirectly incur, and will not permit any of its wholly-owned subsidiaries to directly or indirectly incur, any indebtedness secured by a mortgage, security interest, pledge, lien, charge or other similar encumbrance (collectively, “Liens”) upon (a) any Principal Property of Intuit or any of its wholly-owned subsidiaries or (b) any shares of stock or indebtedness of any of its wholly-owned subsidiaries (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired), in each case, unless prior to or at the same time, the notes (together with, at the option of Intuit, any other indebtedness or guarantees of Intuit or any of its subsidiaries ranking equally in right of payment with the notes or such guarantee) are equally and ratably secured with or, at the option of Intuit, prior to, such secured indebtedness.

The foregoing restriction does not apply to:

(1) Liens on property, shares of stock or indebtedness existing with respect to any person at the time such person becomes a subsidiary of Intuit or a subsidiary of any subsidiary of Intuit, provided that such Lien was not incurred in anticipation of such person becoming a subsidiary;

(2) Liens on property, shares of stock or indebtedness existing at the time of acquisition by Intuit or any of its subsidiaries or a subsidiary of any subsidiary of Intuit of such property, shares of stock or indebtedness (which may include property previously leased by Intuit or any of its subsidiaries and leasehold interests on such property, provided that the lease terminates prior to or upon the acquisition) or Liens on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price of such property, shares of stock or indebtedness, or Liens on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 18 months after, the latest of the acquisition of such property, shares of stock or indebtedness or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price of the property and related costs and expenses, the construction or the making of the improvements;

(3) Liens securing indebtedness of Intuit or any of Intuit’s subsidiaries owing to Intuit or any of its subsidiaries;

(4) Liens existing on the date of the initial issuance of the notes (other than any additional notes);

(5) Liens on property or assets of a person existing at the time such person is merged into or consolidated with Intuit or any of its subsidiaries, at the time such person becomes a subsidiary of Intuit, or at the time of a sale, lease or other disposition of all or substantially all of the properties or assets of a person to Intuit or any of its subsidiaries, provided that such Lien was not incurred in anticipation of the merger, consolidation, or sale, lease, other disposition or other such transaction;

(6) Liens created in connection with a project financed with, and created to secure, a Non-recourse Obligation;

(7) Liens created to secure the notes;

(8) Liens imposed by law, such as carriers’, warehousemen’s and mechanic’s Liens and other similar Liens, in each case for sums not yet overdue by more than 30 calendar days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

(9) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(10) Liens to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature; or

(11) any extensions, renewals or replacements of any Lien referred to in clauses (1) through (10) without increase of the principal of the indebtedness secured by such Lien (except to the extent of any fees or other costs associated with any such extension, renewal or replacement); provided, however, that any Liens permitted by any of clauses (1) through (10) shall not extend to or cover any property of Intuit or any of its subsidiaries, as the case may be, other than the property specified in such clauses and improvements to such property.

Notwithstanding the restrictions set forth in the preceding paragraph, Intuit and its wholly-owned subsidiaries will be permitted to incur indebtedness secured by Liens which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, provided that, after giving effect to such indebtedness, the aggregate amount of all indebtedness secured by Liens (not including Liens permitted under clauses (1) through (11) above), together with all attributable debt outstanding pursuant to the second paragraph of the “— Limitation on Sale and Leaseback Transactions” covenant described below, does not exceed 20% of the Consolidated Net Tangible Assets of Intuit calculated as of the date of the creation or incurrence of the Lien. Intuit and its subsidiaries also may, without equally and ratably securing the notes, create or incur Liens that extend, renew, substitute or replace (including successive extensions, renewals, substitutions or replacements), in whole or in part, any Lien permitted pursuant to the preceding sentence.

Limitation on Sale and Leaseback Transactions

Intuit will not directly or indirectly, and will not permit any of its wholly-owned subsidiaries directly or indirectly to, enter into any sale and leaseback transaction for the sale and leasing back of any property, whether now owned or hereafter acquired, unless:

(1) such transaction was entered into prior to the date of the initial issuance of the notes (other than any additional notes);

(2) such transaction was for the sale and leasing back to Intuit or any of its wholly-owned subsidiaries of any property by one of its subsidiaries;

(3) such transaction involves a lease for not more than three years (or which may be terminated by Intuit or its subsidiaries within a period of not more than three years);

(4) Intuit would be entitled to incur indebtedness secured by a Lien with respect to such sale and leaseback transaction without equally and ratably securing the notes pursuant to the second paragraph of the “— Limitation on Liens” covenant described above; or

(5) Intuit applies an amount equal to the net proceeds from the sale of such property to the purchase of other property or assets used or useful in its business or to the retirement of long-term indebtedness within 365 days before or after the effective date of any such sale and leaseback transaction, provided that, in lieu of applying such amount to the retirement of long-term indebtedness, Intuit may deliver notes to the trustee for cancellation, such notes to be credited at the cost thereof to it.

Notwithstanding the restrictions set forth in the preceding paragraph, Intuit and its wholly-owned subsidiaries may enter into any sale and leaseback transaction which would otherwise be subject to the foregoing restrictions, if after giving effect thereto the aggregate amount of all attributable debt with respect to such transactions, together with all indebtedness outstanding pursuant to the third paragraph of the “— Limitation on Liens” covenant described above, does not exceed 20% of the Consolidated Net Tangible Assets of Intuit calculated as of the closing date of the sale and leaseback transaction.

Events of Default

Each of the following, in addition to the events of default described in the accompanying prospectus, is an “event of default” under the indenture with respect to a series of notes:

(1) a failure to pay principal of or premium, if any, on any note of such series when due at its stated maturity date, upon optional redemption or otherwise;

(2) a failure by Intuit to repurchase notes of such series tendered for repurchase following the occurrence of a change of control repurchase event in conformity with the covenant set forth under “Purchase of Notes upon a Change of Control Repurchase Event”; and

(3) (a) a failure to make any payment at maturity, including any applicable grace period, on any indebtedness of Intuit (other than indebtedness of Intuit owing to any of its subsidiaries) outstanding in an amount in excess of $100 million and continuance of this failure to pay or (b) a default on any indebtedness of Intuit (other than indebtedness owing to any of its subsidiaries), which default results in the acceleration of such indebtedness in an amount in excess of $100 million without such indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled, in the case of clause (a) or (b) above, for a period of 30 days after written notice thereof to Intuit by the trustee or to Intuit and the trustee by the holders of not less than 25% in principal amount of outstanding notes (including any additional notes) of such series;

provided, however, that if any failure, default or acceleration referred to in clause (a) or (b) above ceases or is cured, waived, rescinded or annulled, then the event of default will be deemed cured.

Definitions

The indenture contains the following defined terms:

“attributable debt” means, with respect to any sale and leaseback transaction, at the time of determination, the lesser of (1) the sale price of the property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such transaction and the denominator of which is the base term of such lease, and (2) the total obligation (discounted to the present value at the implicit interest factor, determined in accordance with GAAP, included in the rental payments) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such transaction.

“Consolidated Net Tangible Assets” means, as of the time of determination, the aggregate amount of the assets of Intuit and the assets of its consolidated subsidiaries after deducting (1) all goodwill, trade names, trademarks, service marks, patents, unamortized debt discount and expense and other intangible assets and (2) all current liabilities, as reflected on the most recent consolidated balance sheet prepared by Intuit in accordance with GAAP contained in an annual report on Form 10-K or a quarterly report on Form 10-Q timely filed or any amendment thereto (and not subsequently disclaimed as not being reliable by Intuit) pursuant to the Exchange Act by Intuit prior to the time as of which “Consolidated Net Tangible Assets” is being determined.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee,” when used as a verb, has a correlative meaning.

“incur” means issue, assume, guarantee or otherwise become liable for.

“indebtedness” means, with respect to any person, obligations (other than Non-recourse Obligations) of such person for borrowed money (including, without limitation, indebtedness for borrowed money evidenced by notes, bonds, debentures or similar instruments).

“Non-recourse Obligation” means indebtedness or other obligations substantially related to (1) the acquisition of assets not previously owned by Intuit or any direct or indirect subsidiaries of Intuit or (2) the financing of a project involving the development or expansion of properties of Intuit or any direct or indirect subsidiaries of Intuit, as to which the obligee with respect to such indebtedness or obligation has no recourse to Intuit or any direct or indirect subsidiary of Intuit or such subsidiary’s assets other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

“person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

“Principal Property” means our principal offices in Mountain View, California,, each research and development facility and each service and support facility (in each case including associated office facilities) located within the territorial limits of the States of the United States of America owned by us or any of our wholly-owned subsidiaries, except such as our board of directors by resolution determines in good faith (taking into account, among other things, the importance of such property to the business, financial condition and earnings of us and our subsidiaries taken as a whole) not to be of material importance to the business of us and our subsidiaries, taken as a whole.

“subsidiary” means, with respect to any person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of that date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of that date, owned, controlled or held by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

Modification Without Consent of Holders

Intuit and the trustee may, without the consent of any holders, change the indenture for any of the following purposes:

•	to evidence the succession of another person to Intuit and the assumption by any such successor of the covenants of Intuit under the indenture and the notes;

•	to add to the covenants of Intuit for the benefit of holders of the notes or to surrender any right or power conferred upon Intuit;

•	to add any additional events of default for the benefit of holders of the notes;

•	to add to or change any of the provisions of the indenture as necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of notes in uncertificated form;

•	to secure the notes;

•	to add or appoint a successor or separate trustee;

•	to cure any ambiguity, defect or inconsistency, provided that the interests of the holders of the notes are not adversely affected in any material respect; or

•	to supplement any of the provisions of the indenture as necessary to permit or facilitate the defeasance and discharge of any series of notes, provided that the interests of the holders of the notes are not adversely affected in any material respect.

For a description of other provisions related to modifications to, and waivers under, the indenture, see the section captioned, “Modification and Waiver” in the accompanying prospectus.

Same-day Settlement and Payment

The notes will trade in the same-day funds settlement system of DTC until maturity or until Intuit issues the notes in certificated form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. Intuit can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Book-entry; Delivery and Form; Global Notes

The notes of each series will be represented by one or more global notes in definitive, fully registered form without interest coupons. Each global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Investors may hold their interests in a global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Except in the limited circumstances described below, holders of notes represented by interests in a global note will not be entitled to receive their notes in fully registered certificated form.

DTC has advised as follows: DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of Beneficial Interests

Upon the issuance of each global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in each global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in each global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC or its nominee is the registered holder and owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture, the notes and applicable law. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive certificated notes and will not be considered to be the owners or holders of any notes under the global note. Intuit understands that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture. Because DTC can only act on behalf of participants, who in turn act on behalf of others, the ability of a person having a beneficial interest in a global note to pledge that interest to persons that do not participate in the DTC system, or otherwise to take actions in respect of that interest, may be impaired by the lack of physical certificate of that interest.

All payments on the notes represented by a global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

Intuit expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. Intuit also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts for customers registered in the names of nominees for such customers. These payments, however, will be the responsibility of such participants and indirect participants, and neither Intuit, the underwriters, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of. beneficial ownership interests in any global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

Unless and until it is exchanged in whole or in part for certificated notes, each global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Intuit expects that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Although Intuit expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in each global note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Intuit, the underwriters, nor the trustee will have any responsibility for the performance or nonperformance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Under certain circumstances described in the accompanying prospectus, DTC may exchange the global notes for notes in certificated form of like tenor and of an equal principal amount, in authorized denominations. These certificated notes will be registered in such name or names as DTC shall instruct the trustee. It is expected that such instructions may be based upon directions received by DTC from participants with respect to ownership of beneficial interests in global securities. The certificated notes will be subject to certain restrictions on registration of transfers described under “Transfer Restrictions,” and will bear the legend set forth thereunder.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Intuit believes to be reliable, but Intuit does not take responsibility for its accuracy.

Euroclear and Clearstream, Luxembourg

If the depositary for a global security is DTC, you may hold interests in the global notes through Clearstream Banking, société anonyme, which is referred to as “Clearstream. Luxembourg,” or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which is referred to as “Euroclear,” in each case, as a participant in DTC. Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. Intuit has no control over those systems or their participants, and it takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The Bank of New York Trust Company, N.A. is the trustee under the indenture and has also been appointed by Intuit to act as registrar, transfer agent and paying agent for the notes.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of the notes. Except as discussed under “— Non-U.S. holders” and “— Information reporting and backup withholding” below, the discussion generally applies only to holders of notes that are U.S. holders. You will be a U.S. holder if you are (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has in effect a valid election under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes. This summary applies only to those persons who (i) hold the notes as capital assets and (ii) are initial public holders of the notes who purchase the notes at the “issue price,” which is the first price at which a substantial amount of the notes is sold for money to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This discussion does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold notes as a position in a “straddle,” conversion or other integrated transaction, tax-exempt organization, partnership or other entity classified as a partnership for U.S. federal income tax purposes, former citizen or resident of the United States, person who is liable for the alternative minimum tax, or person whose “functional currency” is not the U.S. dollar. If an entity that is treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner in such an entity, you should consult your tax advisor. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any possible applicability of U.S. federal gift or estate tax.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary. There can be no assurances that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the notes.

You should consult your tax advisor about the tax consequences of purchasing or holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, foreign or other tax laws.

Payments or accruals of interest

Payments or accruals of interest on a note will be taxable to you as ordinary income at the time that you actually or constructively receive or accrue such amounts (in accordance with your regular method of tax accounting).

Repurchase options

In the event that there is a change of control repurchase event, holders of notes will have the right to require us to repurchase their notes at 101% of the principal amount plus accrued and unpaid interest, if any (see “Description of Notes—Purchase of Notes Upon a Change of Control Repurchase Event”). Further, we may redeem the notes, in whole or in part, at our option (see “Description of Notes—Optional Redemption”). If the amount or timing of any payment on a note is contingent, the note could be subject to special rules that apply to “contingent payment debt instruments.” We intend to take the position that a payment upon a change of control repurchase event or upon an optional redemption will not cause a note to be treated as creating a “contingent payment debt instrument” for purposes of the original issue discount provisions of the Internal Revenue Code of 1986 (the “Code”). Our determination that the notes are not contingent payment debt instruments is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder, under the original issue discount provisions of the Code and regulations, might be required to accrue income on its notes in excess of stated interest and prior to the receipt of cash, and may be required to treat as ordinary income rather than as capital gain any income realized on the taxable disposition of a note.

Purchase, sale, redemption and retirement of notes

Initially, your tax basis in a note generally will equal the cost of the note to you. When you sell or exchange a note, or if a note that you hold is retired or redeemed, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “— Payments or accruals of interest”) and your tax basis in the note.

The gain or loss that you recognize on the sale, exchange, redemption or retirement of a note generally will be capital gain or loss. The capital gain or loss on the sale, exchange, redemption or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally is subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of a U.S. holder to offset capital losses against ordinary income is limited.

Non-U.S. holders

For purposes of the discussion below, interest and gain on the sale, redemption or repayment of notes will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a person eligible for the benefits of a bilateral income tax treaty to which the United States is a party, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Subject to the discussion below regarding backup withholding, interest paid on the notes to a non-resident alien individual, foreign corporation, or foreign estate or trust (a “non-U.S. holder”), generally will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the non-U.S. holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code, (iii) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business, and (iv) certifies, under penalties of perjury on a Form W-8BEN (or such successor form as the IRS designates), prior to the payment that such holder is not a U.S. person and provides such holder’s name and address. In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock (by voting power or value) is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting power.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular, graduated U.S. rates rather than the 30% gross withholding rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax equal to 30% (or a lower rate under an applicable income tax treaty) of such amount, subject to adjustments. To claim the benefits of a treaty exemption from or reduction in withholding, a non-U.S. holder must provide a properly executed Form W-8BEN (or such successor form as the IRS designates), and to claim an exemption from withholding because income is U.S. trade or business income, a non-U.S. holder must provide a properly executed Form W-8ECI (or such successor form as the IRS designates), as applicable prior to the payment of interest. These forms may need to be periodically updated. A non-U.S. holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. taxpayer identification number on a Form W-8BEN.

If you are a non-U.S. holder, any gain you realize on a sale, exchange, redemption or other disposition of notes generally will be exempt from U.S. federal income tax, including withholding tax. This exemption will not apply to you if (i) the gain is U.S. trade or business income, in which case the branch profits tax may also apply if you are a corporate non-U.S. holder, (ii) the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates, or (iii) you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

For purposes of applying the rules described under this heading “Non-U.S. holders” to a partnership or other entity that is treated as fiscally transparent for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity. Special rules may apply to certain non-U.S. holders (or their beneficial owners), such as “controlled foreign corporations” and “passive foreign investment companies,” that are subject to special treatment under the Code. Such non-U.S. holders (or their beneficial owners) should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Information reporting and backup withholding

If you are a U.S. holder, you will generally be subject to information reporting and may also be subject to backup withholding, currently at a rate of 28%, when you receive interest payments on the note or proceeds upon the sale or other disposition of a note. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. In addition, backup withholding will not apply if you provide your taxpayer identification number (“TIN”) to the payor in the prescribed manner unless: (A) the IRS notifies us or our agent that the TIN you provided is incorrect; (B) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or (C) you fail to certify under penalties of perjury that (i) you provided to us your correct TIN, (ii) you are not subject to backup withholding, and (iii) you are a U.S. person (including a U.S. resident alien).

Information returns will be filed with the IRS in connection with payments on the notes to non-U.S. holders. If you are a non-U.S. holder, you may have to comply with certification procedures to establish your non-U.S. status in order to avoid additional information reporting and backup withholding requirements. The certification procedures required to claim the exemption from withholding tax on interest income described above will satisfy these certification requirements.

The amount of any backup withholding from a payment to a holder may be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and Intuit Inc. has agreed to sell to them, severally, the principal amount of notes set forth opposite its name below:

	Principal	Principal
	Amount of	Amount of
Underwriters	2012 Notes	2017 Notes

Citigroup Global Markets Inc.	$	$
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated

Total	$	$

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer part of the 2012 notes to certain dealers at a price that represents a concession not in excess of     % of the principal amount of the 2012 notes and part of the 2017 notes to certain dealers at a price that represents a concession not in excess of     % of the principal amount of the 2017 notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering:

Paid By Us

Per 2012 note		%
Per 2017 note		%
Total	$

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

The notes are a new issue of securities and there is currently no established trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system.

Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice.

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $1,500,000.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or investment banking transactions with us and our affiliates. In addition, affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are lenders under our bridge credit agreement, for which these underwriters and affiliates have been paid customary fees. Our outstanding borrowings under this bridge credit agreement will be repaid with the net proceeds of the sale of the notes. In addition, affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and certain other underwriters have committed to become lenders under our planned revolving credit facility, for which these underwriters or affiliates have been and will be paid customary fees.

Because more than 10% of the net proceeds of the offering will be paid to affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., the offering is being made in compliance with NASD Rule 2710(h).

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of notes to the public in that Member State except that it may, with effect from and including such date, make an offer of notes to the public in that Member State:

•	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/7I/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the authorization and validity of the securities. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters. As of March 7, 2007, attorneys of Fenwick & West LLP beneficially owned an aggregate of approximately 15,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Intuit incorporated by reference in Intuit’s Annual Report on Form 10-K for the year ended July 31, 2006 (including the schedule appearing therein), and Intuit management’s assessment of the effectiveness of internal control over financial reporting as of July 31, 2006 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of Digital Insight Corporation as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005, incorporated in this prospectus supplement by reference to the Current Report on 8-K/A filed with the SEC on February 14, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of Digital Insight Corporation for the year ended December 31, 2003, incorporated in this prospectus supplement by reference to the Current Report on 8-K/A filed with the SEC on February 14, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports, and amendments to these reports, required of public companies with the SEC. The public may read and copy the materials we file with the SEC at the SEC’s public reference room at Room 1580, 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 202-551-8090 or 1-800-732-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. Our website address is www.intuit.com. The information on, or that can be accessed through, our website is not part of this prospectus supplement or the accompanying prospectus. Through a link to the SEC web site, we make available free of charge on the Investor Relations section of our corporate web site all of the reports we file with the SEC.

This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC. As allowed by SEC rules, this prospectus supplement does not contain all of the information that is in the registration statement and the exhibits and schedules filed with the registration statement. For further information about Intuit, we refer you to the registration statement and its exhibits and schedules. Statements in this prospectus supplement about any contract or any other document are not necessarily complete. We refer you to the copy of the contract or other document filed as an exhibit to the registration statement or a document incorporated into the registration statement. Each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the registration statement or a document incorporated into the registration statement. You can inspect a copy of the registration statement without charge at the offices of the SEC in Washington, D.C. You may obtain a copy of all or any part of the registration statement for a fee from the public reference room of the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549. The registration statement is also accessible on the SEC’s web site at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference our publicly filed documents into this prospectus supplement, which means that information included in these documents is considered part of this prospectus supplement. Information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede this information or the information contained in this prospectus supplement. We incorporate by reference in this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus supplement:

•	Annual report on Form 10-K for the fiscal year ended July 31, 2006;

•	Quarterly report on Form 10-Q for the quarter ended October 31, 2006;

•	Quarterly report on Form 10-Q for the quarter ended January 31, 2007;

•	Current reports on Form 8-K filed August 16, 2006, August 17, 2006, October 27, 2006, October 30, 2006, November 30, 2006, December 21, 2006, January 16, 2007, February 1, 2007, February 7, 2007, February 28, 2007 and March 7, 2007, and a Current report on Form 8-K/A filed February 14, 2007;

•	The description of our common stock in our registration statement on Form 8-A and any amendment or report filed for the purpose of updating that description; and

•	The description of our preferred stock purchase rights in our registration statement on Form 8-A and all amendments and reports filed for the purpose of updating that description.

The information in this prospectus supplement about Intuit is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus supplement. We will provide to you without charge, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits. You should direct any requests for documents to Investor Relations, Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850 or by calling (650) 944-6000. The email address is investor  relations@intuit.com.

PROSPECTUS

$1,000,000,000

INTUIT INC.

Common Stock

Preferred Stock

Debt Securities

This prospectus relates to common stock, preferred stock and debt securities or any combination of commons stock, preferred stock or debt securities either individually or as units. We may sell these securities from time to time in one or more offerings up to a total initial public offering price of $1,000,000,000. We will provide specific terms of these sales in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Intuit common stock is listed on the Nasdaq National Market under the symbol “INTU.”

The offering of the securities involves a high degree of risk. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2003.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained or incorporated by reference in this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may offer common stock, preferred stock and debt securities from time to time in one or more offerings up to a total initial public offering price of $1 billion. This prospectus provides you with a general description of the securities we may offer. Each time that we offer any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Commission under the Exchange Act. You can inspect a copy of the reports, proxy statements and other information we have filed with the Commission without charge at the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies for a fee from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Commission at 1-800-732-0330 for information about the operation of the public reference room. We also file electronic versions of these documents with the Commission, which you may access through the Commission’s World Wide Web site at http://www.sec.gov. Our common stock is quoted for trading on the Nasdaq National Market. You can inspect information we filed with Nasdaq at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is part of a registration statement on Form S-3 that we filed with the Commission. As allowed by Commission rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules filed with the registration statement. For further information about Intuit, we refer you to the registration statement and its exhibits and schedules. Statements in this prospectus about any contract or any other document are not necessarily complete. We refer you to the copy of the contract or other document filed as an exhibit to the registration statement or a document incorporated into the registration statement. Each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the registration statement or a document incorporated into the registration statement. You can inspect a copy of the registration statement without charge at the offices of the Commission in Washington, D.C. You may obtain a copy of all or any part of the registration statement for a fee from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The registration statement is also accessible on the Commission’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to incorporate by reference our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the commission after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 for so long as this registration statement remains effective.

The following documents filed with the Commission are incorporated by reference into this prospectus:

•	Annual report on Form 10-K for the fiscal year ended July 31, 2002;

•	Quarterly report on Form 10-Q for the quarter ended October 31, 2002;

•	Quarterly report on Form 10-Q for the quarter ended January 31, 2003;

•	Current report on Form 8-K filed August 1, 2002;

•	Current report on Form 8-K filed August 15, 2002;

•	Current report on Form 8-K filed August 22, 2002;

•	Current report on Form 8-K filed September 24, 2002;

•	Current report on Form 8-K filed November 15, 2002;

•	Current report on Form 8-K filed January 7, 2003;

•	Current report on Form 8-K filed February 18, 2003;

•	Current report on Form 8-K filed February 18, 2003;

•	Current report on Form 8-K filed March 25, 2003;

•	Current report on Form 8-K filed April 22, 2003;

•	The description of our common stock in our registration statement on Form 8-A and any amendment or report filed for the purpose of updating that description; and

•	The description of our preferred stock purchase rights in our registration statement on Form 8-A and all amendments and reports filed for the purpose of updating that description.

The information in this prospectus about Intuit is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. We will provide to you without charge, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits. You should direct any requests for documents to Investor Relations, Intuit Inc., 2632 Marine Way, M.S. 7-1086, P.O. Box 7850, Mountain View, California 94039-7850. The telephone number is (650) 944-2713. The email address is investor_relations@intuit.com.

INTUIT

Intuit is a leading provider of small business, tax preparation and personal finance software products and services that simplify complex financial tasks for small businesses, consumers and accounting professionals. Our principal products and services include: small business accounting and business management solutions, including our QuickBooks® line of products and services as well as our Intuit® line of industry-specific business management solutions; TurboTax® consumer tax products and services; ProSeries® and Lacerte® professional tax products and services; and Quicken® personal finance products and services. Our principal executive offices are located at 2535 Garcia Avenue, P.O. Box 7850, Mountain View, California 94039-7850. Our telephone number is (650) 944-6000.

RISK FACTORS

The prospectus supplement that applies to each type or series of securities we offer will contain a discussion of risks that apply to an investment in Intuit and to the particular types of securities that we are offering under that prospectus supplement. Before making an investment decision about investing in our securities, you should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information appearing in the prospectus supplement or appearing or incorporated by reference in this prospectus.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contains forward-looking statements that are based upon our current expectations, estimates and projections about our business and our industry, and that reflect our beliefs and assumptions based upon information available to us at the date of the document in which the statement appears. In some cases, you can identify these statements by words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” and other similar terms. These forward-looking statements include, among other things, projections of our future financial performance, our anticipated growth, our strategies and trends we anticipate in our businesses and the markets in which we operate and the competitive nature and anticipated growth of those markets.

We caution investors that forward-looking statements are only predictions, based upon our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. The important factors that could cause our results to differ include those discussed under the section entitled “Risk Factors” in any prospectus supplement, as well as the section entitled “Risks That Could Affect Future Results” in item 7 of our Form 10-K for fiscal year 2002 and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections carefully. We caution investors not to rely on these forward-looking statements, which reflect management’s analysis only as of the date of the document in which the statement appears. We undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law.

USE OF PROCEEDS

We will use the net proceeds from the sale of securities that we may offer under this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include possible acquisitions, investments, capital expenditures, repayment of debt, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose.

DIVIDEND POLICY

Intuit has never paid any cash dividends on its common stock. We currently anticipate that we will retain all future earnings for use in our business, and do not anticipate paying any cash dividends in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

The following table provides the ratio of earnings to fixed charges for Intuit and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense incurred plus the portion of our rental expense deemed to be a reasonable approximation of the interest factor under operating leases.

					Six Months Ended
Years Ended July 31,					January 31,
1998	1999	2000	2001	2002	2003
(Dollars in thousands)

(1)	159.65	53.98	(2)	8.99	25.13

(1)	Earnings were inadequate to cover fixed charges by $7,531.

(2)	Earnings were inadequate to cover fixed charges by $147,129.

DESCRIPTION OF COMMON STOCK

The following description of our common stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of our common stock, but is not complete. For the complete terms of our common stock, please refer to our restated certificate of incorporation, our bylaws and our rights agreement, which are incorporated by reference into the registration statement that includes this prospectus.

Intuit’s certificate of incorporation authorizes Intuit to issue up to 750,000,000 shares of common stock. As of March 31, 2003, there were 205,069,012 shares of common stock issued and outstanding held by approximately 1,150 stockholders of record.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may apply to any preferred stock outstanding, holders of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine. The common stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of Intuit, the holders of common stock are entitled to share in all assets legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of common stock is, and any shares of common stock offered by this prospectus when they are paid for will be, fully paid and nonassessable.

Our bylaws provide that special meetings of stockholders can be called only by the chairman of the board, the chief executive officer, the president or a majority of the board of directors. Our bylaws also specify an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and for business to be brought before a meeting of stockholders. These provisions may have the effect of delaying, deferring or preventing a change in control of Intuit without further action by the stockholders.

Rights Plan

We adopted a stockholder rights plan on April 29, 1998 and amended it on October 5, 1998, October 15, 1999 and January 30, 2003. Our board of directors implemented the plan by declaring a dividend, distributable to stockholders of record on May 11, 1998, of one preferred share purchase right for each share of common stock outstanding. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase one-third of one one-thousandths of a share of series B junior participating preferred stock. The purchase price per one-third of one one-thousandths of a preferred share is $300.00, subject to adjustment. The rights, preferences and privileges of the preferred shares are summarized below under “Description of the Preferred Stock.”

The rights will be exercisable only if a person or group acquires 20% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20% or more of our common stock. Once they are exercisable, and in some circumstances if additional conditions are met, the plan allows stockholders, other than the acquiror, to purchase our common stock or securities of the acquiror with a then current market value of two times the exercise price of the right. Until a right is exercised, the holder of the right, as such, has no rights as a stockholder of Intuit. The rights are redeemable for $0.001 per right, subject to adjustment, at the option of the board of directors. The rights will expire on May 1, 2008, unless they are redeemed or exchanged by the Intuit before that date.

The rights plan is designed to protect and maximize the value of the outstanding equity interests in Intuit in the event of an unsolicited attempt by an acquiror to take over Intuit, in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and stockholders of any real opportunity to determine Intuit’s destiny. The board adopted the rights plan to deter coercive tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The rights plan is not intended to prevent a takeover of Intuit and will not do so. Because Intuit may redeem the rights, they should not interfere with any merger or business combination approved by the board of directors.

Issuance of the rights does not weaken Intuit’s financial strength or interfere with its business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to Intuit or to its stockholders and will not change the way in which Intuit’s shares are traded. Intuit’s board of directors believes that the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of Intuit deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire Intuit on terms or in a manner not approved by Intuit’s board of directors, unless the offer is conditioned upon the purchase or redemption of the rights.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Intuit without further action by the stockholders.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

Intuit’s certificate of incorporation authorizes the board of directors to direct the issuance of up to 1,344,918 shares of preferred stock without any further vote or action by Intuit’s stockholders. The shares of preferred stock may be issued in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences that the board of directors may fix or designate.

Series B Junior Participating Preferred Stock

A total of 250,000 shares of preferred stock have been designated as Series B junior participating preferred stock, $0.01 par value per share. These shares are reserved for issuance upon exercise of the preferred stock purchase rights issued under the rights plan discussed above. The shares of Series B preferred stock will not be redeemable. The holders of the Series B preferred stock will be entitled to a quarterly per share dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series B preferred stock will be entitled to a liquidation preference of $10.00 per share, plus an aggregate payment of 1,000 times the aggregate payment made per share of common stock. Each share of Series B preferred stock will have 1,000 votes, voting together with the common stock. Finally, in any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series B preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of these dividend, liquidation and voting rights, the value of the one-third of one one-thousandths interest in a share of Series B preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Additional Series of Preferred Stock

The board of directors may authorize and issue the remaining authorized but undesignated shares of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The terms of the preferred stock that might be issued could prohibit Intuit from completing any merger, reorganization, sale of substantially all its assets, liquidation or other extraordinary corporate transaction without approval of the outstanding shares of preferred stock. As a result, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Intuit.

The specific terms of a particular series of preferred stock will be described in the prospectus supplement relating to that series. The description of preferred stock in this prospectus and the description of the terms of a particular series of preferred stock in the related prospectus supplement summarize the material terms of the preferred stock, but are not complete. For the complete terms of a particular series of preferred stock, please refer to the certificate of designation relating to that series. The related prospectus supplement will contain a description of material United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock described in that prospectus supplement.

When they are paid for, the shares of preferred stock will be fully paid and nonassessable. The certificate of designation relating to the preferred stock of a particular series will fix the rights, preferences, privileges and restrictions of the preferred stock of that series. A prospectus supplement, relating to each series, will specify the terms of the preferred stock as follows:

•	the number of shares in the series and the title of the series;

•	the annual dividend rate, if any, on shares of the series, whether the rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate and whether dividends will be cumulative;

•	the price at and the terms and conditions on which the shares of the series may be redeemed, whether at our option or the option of the holders, if at all, including the time during which shares of the series may be redeemed and any accumulated dividends or premiums that the holders of shares of the series will be entitled to receive upon the redemption;

•	the liquidation preference, if any, and any accumulated dividends, that the holders of shares of the series will be entitled to receive upon the liquidation, dissolution or winding up of the affairs of Intuit;

•	whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which the fund will be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of the fund;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of Intuit capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the price or rate;

•	the voting rights, if any, of the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights, privileges or qualifications, limitations or restrictions of the shares of the series.

DESCRIPTION OF DEBT SECURITIES

The following description of the debt securities we may offer, together with the additional information included in any prospectus supplement, describes the material terms of the debt securities but is not complete. For a more detailed description of the terms of the debt securities, please refer to the indentures that we have filed as exhibits to the registration statement that includes this prospectus. We will describe in a prospectus supplement the specific terms of any debt securities we may offer by this prospectus. If indicated in a prospectus supplement, the terms of the debt securities may differ from the terms described below.

The debt securities will be either our senior debt securities or our subordinated debt securities. We will issue our debt securities under one or more separate indentures between Intuit and a trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. The trustee under each indenture is J.P. Morgan Trust Company, National Association. Together the senior indenture and subordinated indenture are called the “indentures.” The following summaries of the senior debt, the subordinated debt and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indentures that apply to a particular series of debt securities, including the definitions of terms. Except as otherwise indicated, the terms of the senior indenture and the subordinated indenture are identical.

We may issue the debt securities from time to time in one or more series. We will specify a maximum aggregate principal amount for the debt securities of any series. We will also determine the terms and provisions of the debt securities, which must be consistent with the indentures, including terms such as maturity, principal and interest. Unless otherwise specified in the applicable prospectus supplement, the senior debt securities when issued will be unsecured and unsubordinated obligations of Intuit and will rank on a parity with all other unsecured and unsubordinated indebtedness of Intuit. The subordinated debt securities when issued will be subordinated in right of payment to the prior payment in full of all senior indebtedness of Intuit, including any outstanding senior debt securities, as described in the applicable Prospectus Supplement.

The indentures do not limit the amount of other debt that we may issue and do not contain financial or similar restrictive covenants. The indentures do not contain any provision intended to provide protection to holders of debt securities against a sudden or dramatic decline in credit quality of Intuit that could, for example, result from a takeover, recapitalization, special dividend or other restructuring.

Each prospectus supplement will describe the following terms relating to each series of debt securities that we may issue:

•	the title;

•	whether the debt securities offered are senior debt securities or subordinated debt securities and the terms of any subordination;

•	the price or prices at which we will issue the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the person to whom any interest on a debt security of the series will be payable, if other than the person in whose name that debt security (or one or more predecessor debt securities) is registered at the close of business on the regular record date for interest;

•	the maturity date(s) or the method of determining the maturity date(s);

•	the interest rate(s), which may be fixed or variable, or the method for determining the rate(s) and the date(s) interest will start to accrue, the date(s) on which interest will be payable and the regular record dates for interest payment dates or the method for determining the interest payment dates;

•	the place(s) where payments may be made and the manner of payments;

•	Intuit’s right, if any, to defer payment of interest and the maximum length of any deferral period;

•	the dates, if any, after which, and the price(s) at which, the series of debt securities may be redeemed at Intuit’s option under any optional redemption provisions, and other related terms and conditions;

•	the obligation, if any, of Intuit to redeem or purchase any of the debt securities under any sinking fund or analogous provision or at the option of the holder and the date(s), if any, on which, and the price(s) at which Intuit is obligated, under those provisions or otherwise, to redeem or purchase the series of debt securities and other related terms and provisions;

•	the denominations in which any of the debt securities will be issued, if other than denominations of $1,000 and any integral multiple of $1,000;

•	if the amount of payments of principal or interest is to be determined by reference to an index or a formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts will be determined and the calculation agent, if any;

•	if other than United States dollars, the currency, currencies or currency units in which payments on the debt securities will be payable and whether the holder may choose a different currency for payment;

•	the currency, currencies or currency units of payment of principal or interest and the period, if any, during which a holder may elect payment in a currency other than the currency in which the debt securities are denominated;

•	if other than the entire principal amount, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of maturity;

•	the terms that apply to any debt securities issued at a discount from their stated principal amount;

•	if the principal amount payable at the stated maturity of any debt securities will not be determinable before the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose, including the principal amount that will be due and payable upon any maturity other than the stated maturity or that will be treated as outstanding as of any date (or the manner in which the deemed principal amount is to be determined);

•	if applicable, that the debt securities, in whole or any specified part, are defeasible;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments to those prices and rates;

•	whether any of the debt securities will be issued in global form and, if so, who the depositary will be and the terms of the global securities;

•	any subordination provisions;

•	any deletion of, or change or addition to any event of default or covenant;

•	any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

•	terms and conditions, if any, under which any of the debt securities are secured; and

•	any other specific terms of the debt securities.

If any debt securities are sold for any foreign currency or currency unit or if any payments of the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information about the debt securities and the foreign currency or currency unit.

The debt securities may be issued as original issue discount securities. An original issue discount security is a debt security, including any zero-coupon security, that is sold at a price that is lower than the amount payable upon its stated maturity and provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity becomes due and payable. An original issue discount security also may bear no interest or bear interest at a below-market rate. The prospectus supplement will also contain any special tax, accounting or other information about original issue discount securities or other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

Conversion and Exchange Rights

The terms on which any series of debt securities may be convertible into or exchangeable for common stock or other securities of Intuit will be described in the applicable prospectus supplement. These terms will include whether conversion or exchange is mandatory, at the option of the holder or at the option of Inuit. These terms may also include provisions for adjustment in the number of shares of common stock or other securities of Intuit to be received by the holders of the series of debt securities and provisions for calculation of the number of shares of common stock or other securities to be received by the holders upon conversion or exchange of debt securities according to the market price as of a specific time.

Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on subordinated debt securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt, including senior debt securities. As a result of the subordination provisions, if there is a bankruptcy, dissolution or reorganization of Intuit, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than the other creditors of Intuit. In addition, subordinated debt securities will be effectively subordinated to creditors and preferred stockholders of our subsidiaries. The prospectus supplement relating to any subordinated debt securities will state the subordination terms of the securities as well as the total amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the subordinated debt securities. The prospectus supplement will also state the limitations, if any, on issuance of additional senior debt.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples of $1,000. At the option of the holder, subject to the terms of the indentures and the limitations that apply to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations that apply to global securities described in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by Intuit for that purpose. Unless otherwise specified in the debt securities to be exchanged or transferred, there will not be a service charge for any registration of exchange or transfer of debt securities, but Intuit may require payment of any taxes or other governmental charges. Intuit has appointed the trustee as security registrar. Any transfer agent in addition to the security registrar that Intuit initially designates for any debt securities will be named in the applicable prospectus supplement. Intuit may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Intuit will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series are to be redeemed in part, Intuit will not be required to:

•	issue, register the transfer of or exchange any debt security of that series during the 15-day period before the day of mailing of a notice of redemption of any debt security that may be selected for redemption; or

•	register the transfer of or exchange any debt security selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Global Securities

We may issue a series of debt securities in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in a prospectus supplement. We may issue global debt securities in either registered or unregistered form and in either temporary or definitive form. We will describe the specific terms of the depositary arrangement for any series of debt securities in the applicable prospectus supplement.

Except as described in the applicable prospectus supplement, no global security may be exchanged for debt securities registered, and no transfer of a global security may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary as required by the indentures; or

•	an event of default with respect to the debt securities represented by the global security has occurred and is continuing.

As long as the depositary, or its nominee, is the registered holder of a global security, the depositary or its nominee will be considered the sole owner and holder of the debt securities represented by that global security for all purposes under the indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities represented by a global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders the debt securities under the indentures.

We will make all payments of principal and premium, if any, and interest, if any, on a global security to the depositary or its nominee.

The laws of some jurisdictions require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, referred to as “participants,” and to persons that may hold beneficial interests through participants. Upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the global security beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. Ownership of beneficial interest in a global security will be shown only on, and the transfer of that ownership interest will be made only through, records maintained by the depositary for participants’ interests or on the records of participants for interests of persons holding through participants.

Each person owning a beneficial interest in a global security must rely on the procedures of the depositary for the global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any right of a holder under the indentures. Payments, transfers, exchanges and others matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. None of Intuit, the trustee or any of our agents or agents of the trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to the beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security or one or more predecessor debt securities is registered at the close of business on the regular record date for that interest.

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agent(s) designated by Intuit, except that at Intuit’s option interest payments may be made by check mailed to the holder. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee will be designated as Intuit’s sole paying agent for payments on debt securities of each series. The applicable prospectus supplement will name any other paying agents initially designated by Intuit for the debt securities of a particular series. Intuit may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that Intuit will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys that Intuit pays to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt security that remain unclaimed for a period ending the earlier of 10 business days before the money would escheat to the state or at the end of two years after the relevant principal, premium or interest has become due and payable will be repaid to Intuit, and the holder of that debt security may look only to Intuit for payment.

Consolidation, Merger and Sale of Assets

Under the terms of the indentures, we may consolidate with or merge into another entity or convey, transfer or lease all or substantially all of our assets to another entity, if Intuit is the continuing entity or, if Intuit is not the continuing entity:

•	the successor entity is organized under the laws of the United States and assumes the obligations under the debt securities and the indentures; and

•	immediately after giving effect to the transaction, there is no default on the debt securities and the transaction does not cause a default on the debt securities.

Events of Default

Unless otherwise described in a prospectus supplement, each of the following will be an event of default under the indentures with respect to any series of debt securities:

•	failure to pay the principal or any premium when due;

•	failure to pay interest for 30 days after the date payment is due and payable, if the time for payment has not been extended or deferred;

•	failure to make any sinking fund payment when due;

•	failure to perform any other covenant for 60 days after written notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•	events in bankruptcy, insolvency or reorganization of Intuit; and

•	any other event of default specified in the supplemental indenture under which we issue a series of debt securities.

An event of default for a particular series of debt securities is not necessarily an event of default for any other series of debt securities issued under an indenture. If an event of default involving any series of debt securities has occurred and is continuing, other than an event of default caused by events in bankruptcy, insolvency or reorganization of Intuit, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of each affected series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default caused by events in bankruptcy, insolvency or reorganization of Intuit has occurred and is continuing, the principal amount of all the outstanding debt securities of that series will automatically, and without any action by the trustee or any holder, become immediately due and payable. Any payment by Intuit on the subordinated debt securities following any acceleration will be subject to the subordination provisions of the indenture for the subordinated debt securities. After any acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul acceleration if all events of default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indentures. For information about waiver of defaults, see “Modification and Waiver.”

Subject to the provisions of the indentures, if an event of default has occurred and is continuing, the trustee will not be obligated to exercise any of its rights or powers under the indentures at the request or direction of any of the holders of the applicable series of debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

A holder of a debt security of any series will have a right to institute a proceeding under the indentures, or to appoint a receiver or a trustee, or to seek any other remedy only if:

•	the holder has previously given written notice to the trustee of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding securities of that series have made a written request, and have offered reasonable indemnity, to the trustee to institute the proceeding as trustee; and

•	the trustee has not instituted the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding securities of that series other conflicting directions within 60 days after that notice, request and offer.

These limitations do not apply to a suit instituted by a holder of a debt security to enforce payment of the principal of or any premium or interest on that debt security on or after the applicable due date specified in the debt security.

Intuit will periodically file statements with the trustee regarding its compliance with certain of the covenants in the indentures.

Modification and Waiver

Intuit and the trustee may change the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the change. The following changes, however, may be made only with the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of any debt security;

•	reduce the principal amount or premium, if any, of any debt security;

•	reduce the rate or extend the time of payment of interest;

•	reduce the amount of principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	change the place or currency of payment of principal, premium, if any, or interest;

•	impair the right to institute suit for the enforcement of any payment on any debt security;

•	in the case of subordinated debt securities, modify the subordination provisions in a manner materially adverse to the holders of the subordinated debt securities;

•	in the case of debt securities that are convertible or exchangeable into other securities of Intuit, adversely affect the right of holders to convert or exchange any of the debt securities other than as provided in the indentures;

•	reduce the percentage in principal amount of holders of debt securities of any series whose consent is required to change the indenture for that series;

•	reduce the percentage in principal amount of holders of debt securities of any series necessary for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults; or

•	modify the provisions on modification and waiver.

The indentures will provide that the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by Intuit with specific restrictive provisions of the indentures on behalf of the holders of all debt securities of that series. The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture of debt securities of that series on behalf of all holders of debt securities of that series, except a default in the payment of principal, premium, if any, or interest on any debt security of that series or a default in respect of a covenant or provision of the indenture that cannot be amended without the consent of the holder of each outstanding debt security of the series affected.

Each indenture will provide that in determining whether the holders of the requisite principal amount of debt securities have given or taken any direction, notice, consent, waiver or other action under the indenture as of any date:

•	the principal amount of an original issue discount security that will be treated as outstanding will be the amount of the principal of that debt security that would be due and payable as of that date upon acceleration of the maturity to that date;

•	if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable (for example, because it is based on an index), the principal amount of that debt security treated as outstanding as of that date will be an amount determined in the manner prescribed for that debt security; and

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be treated as outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for that debt security, of the principal amount of that debt security.

Certain debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased, will not be treated as outstanding.

Except in limited circumstances, we will be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures, in the manner and subject to the limitations provided in the indentures. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, only persons who are holders of outstanding debt securities of that series on the record date may take that action. To be effective, holders of the requisite principal amount of those debt securities must take that action within a specified period following the record date. For any particular record date, this period will be 180 days or a shorter period as may be specified by Intuit (or the trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

Defeasance and Covenant Defeasance

Intuit can discharge or defease its obligations under the indentures as stated below or as provided in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, Intuit may, at its option, discharge its obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. Intuit may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount sufficient to pay, when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities. Intuit must also pay all other amounts it is obligated to pay under the indenture and deliver to the trustee an opinion of counsel to the effect that all conditions to discharge of the indenture have been satisfied.

Unless otherwise specified in the applicable prospectus supplement, Intuit may also discharge any and all of its obligations to holders of any series of debt securities at any time, which is referred to as “defeasance.” Intuit may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indentures, and may omit to comply with those covenants without creating an event of default under the trust declaration, which is referred to as “covenant defeasance.” Intuit may effect defeasance and covenant defeasance only if, among other things, Intuit irrevocably deposits with the trustee cash or U.S. government obligations, as trust funds, in an amount that will provide money in an amount sufficient to pay the principal of, premium, if any, and interest on all outstanding debt securities of the series on their stated maturities. In addition, Intuit must deliver an opinion of counsel to the trustee. In the case of covenant defeasance, the opinion must be to the effect that holders of the series of debt securities will not recognize gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as if no covenant defeasance had occurred. In the case of defeasance, the opinion must be to the effect that Intuit has received a ruling from the United States Internal Revenue Service, the Internal Revenue Service has published a ruling or there has been a change in tax law, and based on that ruling or change, holders of the series of debt securities will not recognize gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as if no defeasance had occurred. Intuit will remain subject to obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies, to hold moneys for payment in trust and, if applicable, to effect conversion of debt securities.

Notices

Notices to holders of debt securities will be given by mail to the addresses of the holders as they appear in the security register.

Title

Intuit, the trustee and any agent of either Intuit or the trustee may treat the person in whose name a debt security is registered as the absolute owner of that debt security, whether or not it may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the law of New York State.

Regarding the Trustee

If the trustee becomes a creditor of Intuit, the indentures limit the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If the trustee acquires any conflicting interest and there is a default under the securities of any series for which it serves as trustee, however, the trustee must eliminate the conflict or resign.

PLAN OF DISTRIBUTION

We may sell the shares of common stock, shares of preferred stock and debt securities directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of these methods. We may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to those prevailing market prices or at negotiated prices. The prospectus supplement for the securities being offered will describe the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	whether the securities will trade on any securities exchanges or the Nasdaq National Market.

If we use underwriters, we will enter into an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise provided in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased. We may also agree to indemnify the underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters, dealers or agents may be required to make in respect to those civil liabilities. Certain underwriters, dealers or agents and their associates may be customers of, engage in transactions with or perform services for Intuit in the ordinary course of business.

The underwriters will acquire the securities subject to the underwriting agreement for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commission payable for that solicitation.

If we use dealers in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices that they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement. We may also sell any of the securities through agents that we designate from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the applicable prospectus supplement. Dealers and agents named in a prospectus supplement may be deemed to be underwriters within the meaning of the Securities Act of 1933 of the securities described in that prospectus supplement. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales of those securities.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any.

All debt securities will be new issues of securities with no established trading market. Any underwriters to whom we sell debt securities for public offering and sale may make a market in those securities, but will not be obligated to do so and may discontinue any market making at any time without notice. An active trading market for any debt securities may never develop.

LEGAL MATTERS

The validity of the issuance of the common stock and preferred stock offered by this prospectus will be passed upon for Intuit by Fenwick & West LLP, Mountain View, California. The validity of the issuance of the debt securities offered by this prospectus will be passed upon for Intuit by Pillsbury Winthrop LLP, New York, New York. Legal matters relating to the securities offered will be passed on for any underwriters by the counsel for the underwriters named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of Intuit appearing in Intuit Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 22, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon that is included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

$

$                    % Senior Notes due 2012

$                    % Senior Notes due 2017

Joint Book-Running Managers

Citigroup	JPMorgan

Joint Lead Manager

Morgan Stanley

March   , 2007